                       [GRAPHIC OF PHOTOGRAPHIC COLLAGE]

                                 Our Goal is


                                                           [DOVER LOGO]

                                                           Annual Report 2000

DOVER'S BUSINESS PHILOSOPHY

Our goal is to be the leader in every market we serve, to the benefit of our customers and our shareholders. To achieve and maintain market leadership, we manage according to this consistent philosophy:

     - Perceive customers' real needs and provide products and services to meet or exceed them,

     -    Provide better products and services than competitors,

     -    Invest to maintain competitive advantage, and

     -    Expect a fair price for the extra value we add.




                       [GRAPHIC OF PHOTOGRAPHIC COLLAGE]




Success demands a constant focus on product quality and innovation, and exceptional customer service. It requires a long-term orientation.

     Dover enhances its market leadership and shareholder value by acquiring like-minded businesses that strengthen our existing market positions and offer new markets.

     Intrinsic to Dover's success is a decentralized management style that gives the maximum possible autonomy to the talented people who manage our companies.

     Dover will continue to adapt to market conditions, but its philosophy, which has served shareholders well for 45 years, will not change.




TABLE OF CONTENTS   INSIDE FRONT COVER Dover Business Philosophy FOLDOUT Company
                    Listing 2 Comparative Highlights 3 Letter to our
                    Shareholders 6 Dover Technologies 10 Dover Industries 14
                    Dover Diversified 18 Dover Resources 22 Corporate Financial
                    Overview 24 Financial Statements 37 Management's Discussion
                    40 11-Year Consolidated Summary 42 Quarterly Data 42 Common
                    Stock Cash Dividends and Market Prices 42 Directors and
                    Officers INSIDE BACK COVER Stockholder Information

                  ...TO BE THE LEADER IN EVERY MARKET WE SERVE

                         [GRAPHIC OF ARROW AND 4 BOXES]

TECHNOLOGIES



                                  [PIE CHARTS]

                       DTI SALES                     39%
                       DTI OPERATIONAL INCOME        43%


1    DEK PRINTING MACHINES

     IAN P. MCEVOY, Managing Director

     Products: Screen printers for surface mount printed circuit boards and semiconductors.

     www.dek.com


1    DOW-KEY MICROWAVE

     DAVID W. WIGHTMAN, President

     Products: Microwave/R.F. switches.

     www.dowkey.com


1    DT MAGNETICS

     WM. F. BARRY HEGARTY, President

     Products: Custom transformer and inductor magnetics.

     www.dtmagnetics.com


1    EVERETT CHARLES TECHNOLOGIES

     DAVID R. VAN LOAN, President

     Products: Spring probes, test equipment, test fixtures for printed circuit boards and semiconductors.

     www.ectinfo.com


2    IMAJE

     OMAR KERBAGE, President

     Products: continuous inkjet printers, consumables.

     www.imaje.com


1    K&L MICROWAVE

     LOUIS ABBAGNARO, President

     Products: Microwave/R.F. filters.

     www.klmicrowave.com


2    NOVACAP

     DR. ANDRE P. GALLIATH, President

     Products: Application specific multilayer capacitors.

     www.novacap.com


1    OK INTERNATIONAL

     MICHAEL J. GOULDSMITH, President

     Products: Bench top tools for printed circuit board assembly and repair.

     www.okinternational.com


1    QUADRANT TECHNOLOGIES

     TERENCE W. EDE, President

     ARCOM WIRELESS INC.

     Products: Microwave transceivers.


     COMMUNICATION TECHNIQUES, INC.

     Products: Microwave frequency sources.


     DIELECTRIC LABORATORIES, INC.

     Products: High frequency capacitors.


     VECTRON INTERNATIONAL, INC.

     Products: Precision crystal devices.

     www.vectron.com


3    UNIVERSAL INSTRUMENTS CORPORATION*

     GERHARD D. MEESE, President

     Products: Automated assembly equipment for printed circuit boards.


     ALPHASEM

     Products: Semiconductor assembly equipment.

     www.uic.com


2    VITRONICS SOLTEC*

     JEROEN SCHMITS, President

     Products: Automated soldering equipment for printed circuit boards.

     www.vitronics-soltec.com



INDUSTRIES




                                  [PIE CHARTS]

                       DII SALES                     23%
                       DII OPERATIONAL INCOME        22%




1    CHIEF AUTOMOTIVE SYSTEMS

     DANIEL E. FALTIN, President

     Products: Auto collision measuring and repair systems.

     www.chiefautomotive.com


2    DOVATECH

     A. PATRICK CUNNINGHAM, President

     Products: Welding torches, laser power sources, chillers and consumables.

     www.dovatech.com


1    GROEN

     RONALD A. ROSATI, President

     Products: Commercial food service cooking equipment.

     www.groen.com


1    HEIL ENVIRONMENTAL

     GLENN M. CHAMBERS, President

     Products: Refuse collection vehicles and dump bodies.

     www.heilco.com


1    HEIL TRAILER INTERNATIONAL

     ROBERT A. FOSTER, President

     Products: Liquid and dry bulk tank trailers, trucks and intermodal containers, and other specialty trailers.

     www.heiltrailer.com


1    MARATHON EQUIPMENT

     EDWARD A. FURNARI, President

     Products: Waste compactors, conveyors, balers, hoists, shredders, grinders, transfer stations.

     www.marathonequipment.com



1    PDQ

     CHARLES R. LIEB, President

     Products: Touchless car wash equipment.

     www.pdqinc.com



2    RANDELL

     LYNN L. BAY, President

     Products: Commercial refrigeration; Food service preparation and holding equipment.

     www.randell.com


1    ROTARY LIFT

     MICHAEL G. JOBE, President

     Products: Automotive lifts and alignment racks.

     www.rotarylift.com


1    SOMERO

     JOHN T. COONEY, President

     Products: Laser controlled concrete floor spreading equipment.

     www.somero.com


1    TEXAS HYDRAULICS

     VERNON E. PONTES, President

     Products: Engineered hydraulic cylinders.

     www.texashyd.com


1    TIPPER TIE/TECHNOPACK

     DAVID PIERCE, President

     Products: Clip closures, packaging systems, netting, and wire products.

     www.tippertie.com


2    TRITON SYSTEMS

     ERNEST L. BURDETTE, President

     Products: Off-premise ATMs.

     www.tritonatm.com




                       [GRAPHIC OF PHOTOGRAPHIC COLLAGE]


Numbers indicate position in served markets, North America, or worldwide when noted by *. ** Position for compact brazed heat exchangers and transformer radiators worldwide; gasketed plate/frame and welded heat exchangers in North America. *** Position for submarine product line.

DIVERSIFIED

                                  [PIE CHARTS]

                       DDI SALES                     22%
                       DDI OPERATIONAL INCOME        20%




2    A-C COMPRESSOR

     THOMAS E. BELL, President

     Products: Centrifugal, oil-free screw, and rotary compressors; turbine and compressor re-rate and repair.

     www.accompressor.com


1    BELVAC*

     E. JAMES SCHNEIDERS, President

     Products: Can necking, trimming, shaping equipment; capping machinery; plastic container machinery.

     www.belvac.com


1    CRENLO

     RANDAL FREDERICK, President

     Products: Construction and agriculture operator cabs; electronic enclosures.

     www.crenlo.com

2    HILL PHOENIX

     RALPH COPPOLA, President

     Products: Commercial refrigeration systems; refrigerated display cases; walk-in coolers; electrical distribution products.

     www.hillphoenix.com


3    Langbein & Engelbracht

     JOST WEIMER, Managing Director

     Products: Paint systems; environmental control equipment; air handling systems.

     www.l-e.de.com


1    MARK ANDY*

     JOHN EULICH, President

     Products: Narrow web printing presses; pressroom automation equipment; offset printing equipment.

     www.markandy.com


1    PERFORMANCE MOTORSPORTS

     JAMES A. JOHNSON, President

     Products: High performance pistons; engine components.


1    SARGENT***

     DONALD C. TARQUIN, President

     Products: Submarine fluid controls; aircraft hydraulic controls; self-lubricating bearings; aircraft fasteners; autoclaves.

     www.sargentcontrols.com


1    SWF

     BRENT L. PARKER, President

     Products: Machines for the forming and packing of corrugated boxes.

     www.swfmachinery.com


1    Tranter**

     JACK DITTERLINE, President

     Products: Gasketed plate/frame, compact brazed heat exchangers; transformer radiators.

     www.tranter.com


1    Waukesha Bearings

     DONALD A. FANCHER, President

     Products: Fluid film bearings; torque and tension tools; manipulators and isolators.

     www.waukbearing.com



RESOURCES

                                  [PIE CHARTS]

                       DRI SALES                     16%
                       DRI OPERATIONAL INCOME        15%







1    BLACKMER

     RAYMOND PILCH, President

     Products: Rotary vane, progressing cavity, eccentric disk, and peristaltic positive displacement pumps, ANSI centrifugal pumps, vane and screw type mobile compressors and reciprocating piston stationary gas compressors.

     www.blackmer.com


1    C. LEE COOK

     DAVID JACKSON, President

     Products: Piston rings, packings for gas compressors and aerospace sealing applications; Compressor Components compressor rods, pistons, valves, vanes, and repair services; Cook Manley compressor valves and related plastics.

     www.cleecook.com


1    DE-STA-CO INDUSTRIES

     JON H. SIMPSON, President

     Products: Toggle clamps and pneumatic and hydraulic workholding devices; Factory automation components and assemblies.

     www.destaco.com

1    DE-STA-CO MANUFACTURING*

     ROBERT LEISURE, President

     Products: Reed valves for compressors, stamped precision components, and specialized aluminum tubular products.

     www.destacomanufacturing.com


1    DUNCAN PARKING SYSTEMS

     RICHARD FARRELL, President

     Products: Parking control products and systems.

     www.duncanindustries.com


1    HYDRO SYSTEMS COMPANY

     GARY E. GOLUB, President

     Products: Cleaning chemical proportioning systems; Nova electronically controlled systems.

     www.hydrosystemsco.com


1    OPW FLUID TRANSFER GROUP

     JOHN F. ANDERSON, President


     CIVACON/KNAPPCO/SURE SEAL

     RICK POTTER, President

     Products: Tank truck valves and electronic monitoring systems; Valves, and manhole access devices for truck, rail, and industrial applications; Valves, fittings, and aeration products for transportation and industrial applications.

     www.civacon.com


     MIDLAND MANUFACTURING

     John F. Anderson, Acting President

     Products: Tank car and barge valves, safety valves, and liquid level measuring devices; Provacon/Beltech process valves and accessories.

     www.midlandmfg.net


     OPW ENGINEERED SYSTEMS

     TIMOTHY L. WARNING, President

     Products: Loading arms, swivels, sight flow indicators, ISO rings, Kamloks(R) and Kamvaloks(R).

     www.opw-es.com

1    OPW FUELING COMPONENTS*

     DAVID J. ROPP, President

     Products: Gasoline nozzles, fittings, valves, and environmental protection products and tire inflation equipment; PetroVend fuel management and key card sytems, tank monitors.

     www.opw-fc.com


1    PETROLEUM EQUIPMENT GROUP

     JAMES R. KOSH, President

     JAMES L. MITCHELL, President

     Alberta Oil Tool (Canada)* Products: Sucker rods, fittings, valves and controls; Norriseal process valves and instrumentation systems.

     www.aot.ab.ca


     NORRIS*

     Products: Sucker rods, couplings, well servicing equipment, polished rods; Ferguson-Beauregard/Logic Controls oil and gas production systems.

     www.norrisrods.com


1    QUARTZDYNE*

     ROBERT B. WIGGINS, President

     Products: Quartz based pressure transducers.

     www.quartzdyne.com


1    RONNINGEN-PETTER*

     PETER SCOVIC, President

     Products: Liquid pressure filter systems, solids recovery systems, and high-viscosity mixer-extruder systems.

     www.ronningen-petter.com


1    TULSA WINCH

     STEVEN C. ODEN, President

     Products: Tulsa Winch, DP, and Pullmaster worm and planetary gear winches, speed reducers, swing drives, wheel drives; Greer electronic load monitoring systems.

     www.tulsawinch.com



1    WILDEN PUMP & ENGINEERING CO.

     JOHN D. ALLEN, President/COO

     Bruce J. Bartells, CEO/CFO

     Products: air operated double diaphragm pumps.

     www.wildenpump.com


1    WITTEMANN

     WILLIAM GEIGER, President

     Products: CO2 gas generation and recovery systems, merchant CO2 and industrial refrigeration systems.

     www.wittemann.com




                       [GRAPHIC OF PHOTOGRAPHIC COLLAGE]


Numbers indicate position in served markets, North America, or worldwide when noted by *. ** Position for compact brazed heat exchangers and transformer radiators worldwide; gasketed plate/frame and welded heat exchangers in North America. *** Position for submarine product line.

Dover Corporation and Subsidiaries
2000 COMPARATIVE HIGHLIGHTS
(unaudited)




                                                                                                     Increase 2000
(Dollars in thousands except per share figures)            2000             1999             1998      versus 1999
-------------------------------------------------------------------------------------------------------------------
Net sales                                            $5,400,717       $4,446,420       $3,977,666               21%
Earnings before taxes                                $  772,315       $  615,004       $  488,646               26%
Net earnings                                         $  533,207       $  405,054       $  326,397               32%
Per common share
   Continuing net earnings per diluted share         $     2.57       $     1.90       $     1.45               35%
   Dividends                                         $      .48       $      .44       $      .40                9%
Capital expenditures                                 $  197,768       $  130,112       $  125,730
Acquisitions                                         $  506,251       $  599,171       $  556,019
Purchase of treasury stock                           $    5,874       $  671,670       $  106,304
Cash flow                                            $  736,591       $  588,298       $  494,084
Return on average equity                                   23.5%            21.7%            20.5%
Number of employees                                      29,489           26,584           23,314
-------------------------------------------------------------------------------------------------------------------

"Comparative Highlights" represents results from continuing operations; 1998 excludes disposition of Dover Elevator International market segment.

"Return on average equity" and "Continuing net earnings per diluted share" excludes gains and losses from sale of businesses and equity investments.

"Cash Flow"represents net earnings plus depreciation and amortization.

See Notes to Consolidated Financial Statements.





DILUTED EARNINGS PER SHARE

[LINE GRAPH]

    YEAR             EPS
     95            $ 1.13
     96*           $ 1.24
     97            $ 1.43
     98            $ 1.45
     99*           $ 1.90
     00*           $ 2.57

*Excluding gains on sale of businesses in 2000, 1999 and 1996


PROFITABILITY MEASURES - IN PERCENT

[LINE GRAPH]

            YEAR                    AFTER-TAX OPERATING RETURN ON INVESTMENT        RETURN ON STOCKHOLDER'S EQUITY
            ----                    ----------------------------------------        ------------------------------
             95                                        33                                         28
             96*                                       36                                         25
             97                                        38                                         23
             98                                        35                                         20
             99*                                       37                                         22
             00*                                       42                                         24

(Acquisition adjustments have been excluded, see page 34, footnote 12 for explanation.)

*Excluding gains on sale of businesses in 2000, 1999 and 1996

LETTER TO OUR SHAREHOLDERS

Dover turned in a robust, and characteristic, performance in this first year of the new century and millennium, driven primarily by explosive growth in the electronics sector. All four of Dover's business segments reported record sales and three had record earnings. The results were impressive: sales $5.4 billion, up 21%; net earnings, $533.2 million, up 32%; earnings per share $2.57, up 35%; return on average equity 23.5%, up one and eight tenths of a point.

         Those are exceptionally strong numbers in a year when Dover, like other manufacturers, encountered flat or declining markets for many of its products. Consolidation at the customer level affected purchasing dynamics in some industries our companies serve, such as oil and retail groceries. The combination of higher interest rates and higher fuel costs also had a dampening impact on some of our businesses. The slowing of the U.S. economy, coupled with the sluggish recovery of some portions of the oil and gas markets and uncertainty in the global electronics market, suggests that 2001 will be an even more challenging year.

         I am often asked, particularly in the current climate: Can Dover continue to generate the strong, sustained growth that has rewarded our stockholders so well? I believe it can, because of the kind of company Dover is, and because of the approach and values that have guided us since its founding nearly a half century ago. Dover's basic business proposition is as viable today as it was then - find and acquire financially strong, niche manufacturing businesses that are managed well by people who will stay on and continue to manage them without a lot of corporate oversight. Improve efficiency to increase profitability and cash flow. Build market leadership with high value-added products that deliver for the customer.


         Contributing to the success of this approach are several characteristics that make Dover different. First, we truly believe that the most important job is that of the operating company president. We vest the maximum possible authority and responsibility at that level. We expect our presidents to run their companies as if they own them, and that is a powerful tool for focusing top management attention. They typically operate conservatively, and set high hurdle rates for themselves and their businesses. Second, we don't have a career path as such within Dover. Although people do move in Dover from time to time, we encourage people to think of a career within an operating company, not at the corporate level. Third, we have a results-based reward system. We expect people to operate effectively, and we emphasize mutual trust. But we compensate based on actual results, not results against plan.

         Our decentralized approach has enabled Dover to succeed in a wide range of industries. Our resulting financial strength and the reduced volatility afforded by our diversity have rewarded stockholders well.

         Our goals have evolved, but we aim for a 15% pre-tax return on sales, a 25% after-tax return on investment, and a 15% compound annual growth rate for earnings, achieved over time by internal and acquisition growth in more or less equal measure.

         To reach these goals, we have encouraged our company presidents in recent years to think a little more aggressively. The acquisition of stand-alone companies has long been a Dover core competency, but by the mid-1990s it was apparent that stand-alone acquisitions alone would not provide sufficient growth. Accordingly, in the early 1990s we established our "tilt toward growth" program, for the first time encouraging our operating company presidents to make synergistic or strategic add-on acquisitions.

With their strong market positions, our companies tend to emerge from a downturn in a better position than they went in, as Dover's financial strength enables them to continue their growth plans while weaker competitors cut back.


[DOVER RETURN ON AVERAGE EQUITY (IN PERCENT) LINE GRAPH]

    Year      DOVER RETURN ON AVERAGE EQUITY
     91             16.7%
     92             16.4%
     93             20.8%
     94             24.4%
     95             27.9%
     96 *           24.7%
     97             23.2%
     98             20.5%
     99 *           21.7%
     00 *           23.5%

* Excluding gains on sale of businesses in 2000, 1999, and 1996.

     Our sales, earnings and acquisition figures reflect this effort's success. In the past three years, our businesses have invested more than $1.6 billion in 55 acquisitions, including nine stand-alone companies that accounted for 60% of that total investment. Of the 55 acquisitions, three were based in Canada, and 15 others were outside of North America, primarily in Europe. Sales, meanwhile, have risen 47% since 1997, and net earnings 64%. A decade ago, only three Dover companies had sales over $100 million. Today, 17 exceed that size. Add-on acquisitions have enabled our companies to expand their market niches, move into new geographic or product markets and, because of greater size, attract better management talent.

     With their strong market positions, our companies tend to emerge from a downturn in a better position than they went in, as Dover's financial strength enables them to continue their growth plans while weaker competitors cut back. The stronger margins afforded by highly engineered, premium products also provide downside protection.

SEGMENTS GAIN

All four of Dover's independent subsidiaries had record sales and three set operating profit records. The year 2000 saw huge profit gains by Dover Technologies and very solid growth by Dover Resources, Dover Industries and Dover Diversified.

         Surging worldwide demand in the telecommunications, data networking and computer industries for most of the year generated sharply higher sales and earnings for all 11 of Dover Technologies' companies, which make circuit board assembly and test equipment, specialty electronic components, and inkjet printing and coding equipment. Demand trailed off in the year's last few months, but growth is expected to resume as we move through 2001. The five specialty component companies had particularly strong results and remain optimistic for the coming year. Overall, Dover Technologies contributed more than 44% of Dover's operating profits.

         Dover Resources and Dover Industries both had record sales, and Dover Industries also had record earnings, up 11% from 1999. Dover Resources' profits were also up 11% from 1999, falling just short of its 1998 high water mark. Dover Diversified, despite weak markets faced by many of its companies, also had record sales and earnings, both up 10%.

STRONG ACQUISITION PROGRAM

Dover made 23 acquisitions in 2000 at an investment of $506 million. Two of them were stand-alone companies: Triton Systems, a producer of off-premise automated teller machines and related software, now part of Dover Industries, and OK International, a manufacturer of hand tools and consumable products focused on the circuit board manufacturer workbench and now part of Dover Technologies. All the rest were synergistic or strategic add-ons destined to operate under an existing stand-alone company, or product line additions to be folded into the acquiring operating company. Dover Diversified, for example, has 47 separate businesses operating under its 12 stand-alone companies -- one indicator of just how diversified Dover has really become. In acquisitions, we diligently

[GRAPHIC - PHOTOGRAPH]

(left to right)
Rudy Herrmann, President & CEO, Dover Resources
Tom Reece, Chairman and CEO, Dover Corporation
John Pomeroy, President & CEO, Dover Technologies
Jerry Yochum, President & CEO, Dover Diversified
Lew Burns, President & CEO, Dover Industries


apply Dover's proven acquisition criteria, and in the case of add-ons, an integration plan is in place before a transaction is completed. The major acquisitions are described in the segment sections that follow this letter.

USING DOVER'S FINANCIAL STRENGTH

Our companies' operating success results in increasing cash flow -- defined as net earnings plus amortization and depreciation -- which we invest productively on behalf of our stockholders. Some goes to pay dividends but most we invest in our existing businesses or use to fund acquisitions. We also repurchase Dover shares in the open market when that seems the best use of the cash. After repurchases totaling $672 million and $106 million in 1999 and 1998, respectively, we invested only $5.8 million this way in 2000.

         Dover's growing cash flow -- $736.6 million in 2000 -- enables the company to borrow on favorable terms. Total debt is a moderate $1.47 billion, resulting in a net debt-to-capital ratio of about 35%.

MANAGEMENT CHANGES

Retirements, replacements, promotions and new hires resulted in some new faces in Dover's management at corporate, independent subsidiary and operating company levels. David S. Smith became Dover's Chief Financial Officer, succeeding John
F. McNiff, who retired after 17 years in that post. Smith brings investment banking experience and was Chief Financial Officer at Crane Co. before joining Dover. Timothy J. Sandker, previously President of Rotary Lift, became Executive Vice President of Dover Industries. Ronald L. Hoffman, who helped consolidate the North American winch industry as President of Tulsa Winch, became Executive Vice President of Dover Resources. Both were succeeded by executives from within their respective operating companies. No new directors were elected in 2000.

OUTLOOK

Dover's prospects for earnings growth in the years ahead are good but a gain in 2001 is far from certain. The acquisitions we made in 2000 will contribute a full year's earnings in 2001. An expected pickup in capital spending in oil and gas-related markets, particularly downstream, and in the chemical processing industry, should benefit Dover Resources and Dover Diversified. The outlook for transportation, industrial and construction markets is murky, but our company presidents are moving vigorously to pare down costs, increase market share and push into new markets. Meanwhile, the weakening of the U.S. dollar may make it easier for our domestic companies to compete abroad, while making the earnings of our overseas operations more valuable. On the down side, a stronger Euro might make it harder for our European businesses to compete, and any fall-off in U.S. demand could slow economic growth elsewhere.

         Despite the favorable growth prospects in the telecommunications and electronics industry worldwide, spending by our customers for circuit board assembly and test equipment slackened in the fourth quarter. At this point, we expect some recovery in this market as the year progresses but the timing of the recovery will determine whether Dover can maintain the record earnings level of 2000 in 2001.

         At this writing it is impossible to predict the extent, duration or global fallout of the long-expected economic slowdown in the U.S. But I am confident that Dover is well positioned to weather it, and that our companies, as in the past, will emerge from any downturn stronger than they went in. Dover's fundamental growth proposition thus remains intact.

         In closing, I want to thank our customers and suppliers for their loyalty and our growing family of Dover employees, now 29,489 strong, for their dedication and hard work. I look forward to another successful year.


/s/ Thomas L. Reece
Thomas L. Reece
Chairman and Chief Executive Officer
February 15, 2001

TECHNOLOGIES


Dover Technologies' results shot up dramatically as a huge upturn in the worldwide electronics industry favorably impacted all of Technologies' companies. Sales increased 44% to $2,100.0 million, and segment earnings increased 73% to $392.0 million, both new records. With the rapid increase in sales and earnings, which began mid-year 1999, all companies significantly ramped up production to meet demand. All 11 companies in the segment had increased sales and earnings.

         Technologies' companies are grouped in three product areas: circuit board assembly and test equipment (CBAT), specialty electronic components (SEC), and marking equipment.

         A marked decline in bookings in CBAT at the end of 2000 continued into the first part of 2001, resulting in expectations of lower results in 2001.

CBAT COMPANIES SURGE

Technologies' five CBAT companies that make production equipment used to assemble and test printed circuit boards and semiconductor devices benefited from worldwide demand for additional production capacity, driven largely by Internet-spawned growth in data networking and telecommunications. CBAT's sales were up 47% to $1,369.3 million and operational profit was up 72% to $265.2 million. All five companies had record sales and earnings.

         Universal Instruments markets a full range of high speed component placement machines for circuit board assembly. As circuit boards have continued to shrink in size, Universal's GSM machine has become the world market leader in flexible fine pitch applications. Universal has also adapted the GSM platform to create a machine that places bare semiconductors on boards too small to allow for insulation and packaging of the component. Universal successfully introduced its Polaris machine, which does odd-form and light mechanical assembly, automating tasks previously done by hand at the end of an assembly line. Alphasem, a maker of die-bonding equipment used to package semiconductors before assembly on a circuit board, thrived after its acquisition by Universal in 1999. Overall, Universal's sales increased 52% as its customers, particularly the "electronics manufacturing services" customers who have become the largest part of their market, sought to expand quickly to meet booming worldwide demand.

         DEK Printing Machines, the U.K.based producer of screen printers for applying solder paste to printed circuit boards before components are applied, became the CBAT group's highest margin company, with earnings nearly tripling. DEK's expanded line of printers is the industry's most complete.

         Another strong performer was Everett Charles, which makes a range of equipment and devices for testing both bare and assembled printed circuit boards and packaged semiconductor components. Because its products are generally less capital intensive than those of some other CBAT companies, Everett Charles's business is somewhat steadier and less prone to up and down swings. It turned in record results.

         Vitronics Soltec, a maker of wave and reflow soldering equipment, also had a record year and was highly successful with its new reflow soldering oven, introduced in 1999.



[JOHN POMEROY PHOTO]

"THE STRENGTH OF OUR COMPANIES WAS SHOWN THIS YEAR BY THEIR REMARKABLE RAMP-UP IN PRODUCTION IN RESPONSE TO UNPRECEDENTED MARKET CONDITIONS."

                                                                    JOHN POMEROY
                                                                 PRESIDENT & CEO
                                                              DOVER TECHNOLOGIES



(clockwise from lower left) Vectron International Inc.; Everett Charles Technologies; K&L Microwave; DT Magnetics; Everett Charles Technologies; DEK Printing Machines (See following page 7)

[PHOTO MONTAGE]

"DEK HAD THE RIGHT PRODUCTS AND PLANS IN PLACE WHEN THE MARKET SHOT UP, AND WE'VE STAYED VERY FOCUSED ON THE RACE WE'RE RUNNING - TO WIN WITH OUR CUSTOMERS."

SUE BAKER
DEK PRINTING MACHINES

[GRAPH PHOTO MONTAGE ( LOGO'S OMITTED AS PART OF GRAPHIC)]

(left to right) DEK Printing Machines; Novacap, Imaje


         In November 2000, Technologies acquired OK International, a California-based producer of consumables and hand tools for the professional electronic manufacturer's workbench, including proprietary soldering irons, dispensing machines, fume extractors, wire-wrap tools and electrostatic discharge materials. OK International is the world market leader in this field and should be less dependent on the capital spending cycles in this market.


BOOM YEAR FOR SEC COMPANIES

Operational profits more than doubled to $104.0 million on a 62% increase in sales to $531.1 million for the five SEC companies. These companies provide high-value components, precision devices and multifunction assemblies for the data transmission, telecommunications and networking markets, often engineered in collaboration with customers for specialized applications. Demand in these markets resulted in increasing orders and backlogs, and led most of the SEC companies to embark on capacity expansions.

         One of the five, Quadrant, itself consists of four successful niche businesses: Vectron International (leader in precision oscillators and surface acoustic wave filters), Dielectric Laboratories (high frequency capacitors), Communications Techniques (microwave frequency sources), and Arcom (microwave transceivers). Quadrant's businesses serve a broad base of leading OEM's in the wired and wireless infrastructure and access markets and invested $21 million in plant and equipment to respond to strong demand. Its sales were up 67% and earnings more than doubled.

         Novacap (multilayer ceramic capacitors) acquired Syfer Technology, Ltd.
(UK) in July and both experienced strong demand for their high voltage and safety certified capacitors used in a broad range of telecom and electronics equipment. Sales and earnings more than doubled.

         DT Magnetics (ferrite transformers) had record sales, and earnings increased over 200% as it quickly responded to increased demand from DSL and network switch customers.

         K&L Microwave (RF and microwave filters) had record sales driven by demand from base station and digital radio customers.

         With a new President, Dow-Key (RF and microwave switches) was focused on operational improvements and product development. It had record bookings.


STRONG YEAR FOR IMAJE

Imaje, S.A., a highly profitable maker of continuous inkjet printing and coding equipment and consumables based in Valence, France, is organizationally part of the Technologies segment although it primarily serves other industrial markets. High-speed Imaje equipment puts date codes, serial numbers, bar codes, labels and addresses on a huge range of prod-

[GRAPH PHOTO MONTAGE ( LOGO'S OMITTED AS PART OF GRAPHIC)]

(left to right) Vectron International Inc.; Universal Instruments Corporation


ucts on production lines around the world. Imaje has 32 subsidiaries selling in 90 countries, and recently revamped its logistics to operate in network fashion. Because of the strong dollar and the modest portion of its business that is in the U.S., Imaje's strong sales and profit gains measured in local currency translated into essentially level results in dollar terms.


OUTLOOK

The underlying long-term growth rate for electronics equipment is substantially higher than for the economy as a whole. In particular, the expansion of both wireless and wired communications infrastructure worldwide will fuel this growth, though as the year progressed tightening capital markets raised concerns about the pace at which this expansion would be financed.

         Unless order rates for Technologies' CBAT products recover more quickly than is now expected, Technologies' sales and earnings will be lower in 2001 than in 2000. The SEC businesses have entered the year with strong backlogs, and while influenced by the same industry fundamentals, are less subject to the fluctuations in capital spending for production equipment than the CBAT companies. Continued growth in SEC, augmented by continued strength at Imaje, should dampen the impact of the CBAT slowdown.

Segment Earnings

[LINE GRAPH]

            Year                Data(Earnings)
             96                      146
             97                      195
             98                      147
             99                      227
             00                      392

After-Tax
Operating ROI

[LINE GRAPH]

      Year            Data(Earnings)
       96                   43
       97                   47
       98                   31
       99                   40
       00                   55

* (Acquisition adjustments have been excluded, see page 34, footnote 12 for explanation.)

[GRAPH PHOTO MONTAGE]


"This year Heil trailer has done more than ever to improve our business, and we are serving our customers better too."

Mike Johnson

Heil Trailer International

INDUSTRIES

Dover Industries had yet another record year for sales, up 9% to $1,246.0 million, and earnings, up 11% to $199.7 million. Operating profit margins improved for the fourth year in a row to 16.0% and after-tax operating return on investment remained in the high 30s. Heil Environmental followed its star performance in 1999 with even greater earnings growth in 2000, remaining Industries' clear sales and earnings leader. Recent acquisitions, particularly Industries' largest, Triton (a manufacturer of ATM machines), also bolstered the performance improvement. These very positive contributions were dampened by the profit decline at Heil Trailer, which struggled all year in a weak market for dry bulk trailers. Somero, a 1999 acquisition which serves the construction industry, had a large decline in sales and an even larger decline in profits.


STRONG YEAR FOR FOUR COMPANIES

Heil Environmental turned in robust sales and profit gains, with shipments of refuse collection vehicles to New York City more than offsetting declining business with major waste management companies, many of which have postponed equipment purchases because of consolidation or financial constraints. Earnings increased over 1999's levels and a solid backlog suggests a good start in 2001.

         Rotary Lift, one of Dover's original companies, recorded sales and earnings gains of 16%. The 1999 acquisition of a competitor in the automobile lift market and an additional product line in the heavy duty lift market boosted Rotary's leading share in its markets.

         PDQ (touchless, in-bay car washing machines) set new sales and earnings records. Many of PDQ's customers are entrepreneurial investors, and they, along with most major oil companies, increasingly view car washes at service stations as separate profit centers. PDQ, whose unattended machines are fast, reliable and perceived as customer friendly, is the innovator and leader in this fastest growing portion of the industry. This position was further enhanced by the mid-year acquisition of Kesseltronics, a Canadian-based manufacturer of electronic products for this industry.

         DovaTech also had higher sales, with earnings rising 17% on growing sales of laser power sources and cooling equipment for laser welding and cutting machines. Although the markets for its traditional, hand-held welding equipment are flat to declining, DovaTech has prospered by acquiring makers of laser and related components used in robotic welding machines and specialized applications. The company also benefited from a full year's results from its 1999 acquisition, Lee Laser, which makes laser cutting tools used in semiconductor manufacture.


DECLINES AT TWO COMPANIES

Marathon Equipment (solid waste compactors, balers and recycling equipment) had lower earnings on slightly higher sales after encountering some of the same problems with large, cash-constrained waste management customers as Heil Environmental. Marathon's compactors are typically located in shopping centers and factories, while its balers are used in large retail stores or at recycling centers.

(clockwise from lower left) Heil Trailer International; Heil Environmental; Randell; Chief Automotive Systems; Triton Systems; Groen (see Prior page - 10)


[GRAPHIC - LEW BURNS PHOTO]

"Dover has a history of investing for the long-term, a philosophy that has contributed to our companies successes in their diverse markets."

Lew Burns
President & CEO
Dover Industries

[GRAPH IC PHOTO MONTAGE ( LOGO'S OMITTED AS PART OF GRAPHIC)]

(left to right) PRC Corporation (DovaTech); Texas Hydraulics; Rotary Lift


         Tipper Tie/Technopack (clip closures, packaging systems, netting and wire products) reported lower sales and earnings because of second half price pressure from the U.S. poultry industry and declining consumption of beef and sausages in Europe because of the "mad cow" disease scare. New leadership installed at Tipper Tie in mid-year expects internal operational improvements, along with the benefits of the Hoegger Alpina acquisition (April 2000), to begin showing results as the market improves in 2001.


A SUCCESSFUL LONG-TERM STRATEGY

Texas Hydraulics (engineered hydraulic cylinders) raised sales 12% but earnings declined slightly because of extra expense in expanding capacity at its Tennessee plant. The company has successfully focused on finding under-served market niches requiring top quality, custom engineered cylinders, which generate higher margins. Its cylinders are critical to such applications as aerial work platforms and utility devices, as well as in the construction, mining, refuse and material handling equipment industries. In pursuit of its value-adding strategy, during the second quarter Texas Hydraulics acquired Hydromotion Inc., which makes hydraulic swivels used in heavy equipment. The acquisition should enhance earnings in 2001.


NEW STRATEGY AT CHIEF

Chief Automotive Systems (automotive measuring and repair systems) had an earnings resurgence in 2000 after a weak 1999, although not quite reaching previous highs. Chief's sales of car-straightening systems suffered when the collision repair market became saturated. In a strategic shift which began in 1999, Chief successfully marketed new models by accepting customers' trade-ins, which are then refurbished and sold to smaller repair shops.


GAINS AT FOOD SERVICE EQUIPMENT COMPANIES

Groen and Randell increased their sales slightly and earnings substantially. Groen (commercial cooking equipment) improved manufacturing productivity in the face of flat markets, and sold its low-margin industrial process equipment business, closing its Elk Grove, Illinois factory. Randell (commercial refrigeration, and food preparation and holding equipment) improved manufacturing efficiency and benefited from strong sales of mobile food service equipment for golf courses.


EARNINGS DROP AT THREE COMPANIES

Heil Trailer International (liquid and dry bulk tank trailers and intermodal containers), hit a transportation market downturn in late 1999 that extended throughout 2000. Management reacted strongly to reduce costs and Heil margins continued to recover as the year progressed. Heil is poised for dramatic earnings improvement when the market improves.

[PHOTO OF HEIL TRUCK]

[PHOTO OF MEN LOOKING AT BLUEPRINTS]

(left to right) Heil Environmental, Heil Trailer

     Somero (laser-controlled concrete floor spreading equipment) also disappointed after good 1999 results, as its customers, large concrete contractors, experienced an extended downturn beginning in late 1999. Somewhat improved results are expected in 2001.

     Triton (non-bank ATMs for off-premise locations), though a contributor to overall results, also stumbled after being acquired early in 2000, as strong exports were not enough to offset weak U.S. sales. Triton's small-footprint cash-dispensing machines had been very successful but quality problems with a new product led to market share erosion. Triton hopes to recoup with new products scheduled for mid-2001.



SEGMENT EARNINGS ($ MILLIONS)

[LINE GRAPH]


    YEAR           DATA(EARNINGS)
    ----           --------------
     96                 116
     97                 129
     98                 155
     99                 180
     00                 200


OUTLOOK

A weakening economy dampens the prospects in many of Industries' commercial markets. For example, a quick recovery at Heil Trailer seems unlikely, and Heil Environmental's performance improvements of the last two years will be hard to repeat. However, sharply improved results are expected at some of the businesses which had disappointing results in 2000. In addition, the benefits of add-on acquisitions in 2000, at Tipper Tie and Heil Trailer in particular, will help. At several businesses facing flat or slow growth market environments, company managements plan product introductions and cost reduction initiatives. Thus, Industries has entered 2001 with the expectation of obtaining traditional levels of internal earnings growth for the year.

AFTER-TAX OPERATING RETURN ON INVESTMENT (IN PERCENT)*

[LINE GRAPH]


    YEAR             DATA(EARNINGS)
    ----             --------------
     96                    33
     97                    34
     98                    38
     99                    39
     00                    36

*(Acquisition adjustments have been excluded, see page 34, footnote 12 for explanation.)

DIVERSIFIED

Dover Diversified, whose earnings have grown at a compound annual rate of almost 19% since 1992, increased its earnings for a ninth straight year to $167.9 million, up 10% from last year, on a 10% sales increase to $1,175.5 million. Diversified's profit margin increased slightly to 14.3%, despite the fact that several companies struggled with flat or depressed markets. Five small add-on acquisitions contributed little profit in 2000, but in addition to strengthening their companies' market position, are expected to contribute very positively in 2001, particularly as measured by return on investment.

TRANTER LARGEST EARNER AGAIN

As expected, Tranter (plate/frame and compact brazed heat exchangers, transformer radiators) was the segment's largest profit producer again in 2000, maintaining its market share and coming in just above its 1999 sales levels with profit margins also up slightly despite challenging markets. Besides the U.S., Tranter manufactures in Canada, Malaysia, Sweden and Switzerland, and unfavorable exchange rates have masked the strong overseas results of its predominantly international sales. Tranter's strong backlog entering 2001 suggested that profits could challenge its 1998 profit record.

SOLID PERFORMANCES AT THREE COMPANIES

Crenlo, Performance Motorsports and Sargent performed well in 2000. Crenlo (operator cabs for construction and agricultural equipment, and electronic enclosures), acquired in October of 1999, improved Diversified's comparisons to the prior year with higher earnings on solid sales growth and expects strong results in 2001. Crenlo, perhaps the world's largest specialized maker of cabs, benefited from increased outsourcing by heavy equipment OEMs. It is building a plant in Florence, South Carolina to serve major OEM customers, such as Caterpillar and John Deere, in that region. In its smaller but fast-growing electronic enclosures business, Crenlo markets standard products through distribution and custom enclosures directly to such end users as Hewlett-Packard and AT&T Wireless.

     Performance Motorsports, Inc (PMI), which manufactures high performance specialty pistons, recorded sharply higher gain and profits, fueled by strong aftermarket demand for its automotive and motorcycle products and a full year of its 1999 acquisition, JE Piston. PMI serves the performance and power sports aftermarkets (motorcycles, all terrain vehicles, snowmobiles and personal watercraft). During 2000, the company acquired Vertex, an Italian maker of cast pistons, which are used in less demanding applications, such as automobiles, lawn mowers and chain saws.

     Dover's only defense/aerospace business, Sargent (submarine fluid controls, aircraft hydraulic controls, self-lubricating bearings and aircraft fasteners), increased its sales despite a lower aircraft build rate at Boeing, its largest aerospace customer, by increasing sales to Airbus and regional aircraft OEMs. Sargent maintained profitability by improving productivity, and kept its business with the Navy, which is an important contributor to earnings but unlikely to grow with only one submarine a year being built. Overall profits dipped slightly because of a less favorable product mix in its bearings business.

"DOVER'S MARKETS AND PRODUCTS ARE VERY DIVERSIFIED, BUT A COMMON THEME AT ALL COMPANIES IS COMMITMENT TO EARNINGS GROWTH."


[PHOTO OF JERRY YOCHUM, PRESIDENT & CEO]

Jerry Yochum
President & CEO
Dover Diversified

(clockwise from lower left) Tranter; SWF; A-C Compressor; Tranter; Hill Phoenix (See following page - 15)

[GRAPHIC MONTAGE]

"WITH NEW EQUIPMENT, AND TEAMWORK, HILL PHOENIX HAS BEEN ABLE TO GET A HIGHER QUALITY PRODUCT TO OUR CUSTOMERS, FASTER."

NANCY LEE NGUYEN
HILL PHOENIX

[Photo of Hill Phoenix; Sargent, Crenlo]

(left to right) Hill Phoenix; Sargent, Crenlo

TURNAROUND AT BELVAC

Belvac contributed importantly to Diversified's overall improvement as it returned to strong profitability in 2000 after a weak 1999 performance led to restructuring and workforce reductions. Further cost reductions in 2000 set the stage for solid profits as sales levels improved. Belvac's sales and profits ballooned in the mid-1990s, as can-makers clamored for its can-necking machinery, but market saturation, substitution of plastics, and industry consolidation brought a steep drop beginning in 1998.

INDUSTRY CONSOLIDATIONS AFFECT SEVERAL COMPANIES

Industry consolidation affected several of Diversified's businesses in 2000. Hill Phoenix (commercial refrigeration systems and refrigerated display cases), Diversified's largest business, saw a consolidation-driven drop in its business with supermarkets, resulting in lower overall sales and a steep profit falloff after a record 1999. But the company may actually have increased its market share, thereby positioning itself for gains when markets rebound. Customers' stated spending plans suggest that 2001 could be a very strong, if not record, year.

     Also heavily impacted was A-C Compressor (centrifugal, oil-free screw, and rotary compressors; turbine and compressor repair), another of the segment's larger businesses. Its sales and profits were flat but backlog is below last year's high levels, as a result of oil and gas industry consolidation, the margin squeeze that soaring oil prices have inflicted on its "downstream" customers, and the strength of the dollar, which has hurt A-C's ability to sell its U.S. manufactured products abroad.

     Despite a booming bearings business driven by strong power generation markets, Waukesha Bearings reported flat sales and lower earnings, as its torquing tools business encountered weak demand from its large oil company customers in the North Sea and Gulf of Mexico. Industry consolidation and exchange rates also hurt results, but margins, though lower, remained strong. Waukesha's position in the power generation industry gives it a strong core business as it enters 2001.

     Mark Andy, whose flexographic printing presses for labeling and other applications have faced flat markets for several years, increased sales and earnings, partly from restructuring but mainly from the addition of Van Dam (cup printing equipment). Van Dam, a Dutch company originally acquired in early 1999 as an add-on to Belvac, later operated as a stand-alone business before becoming part of Mark Andy in 2000. In a related field, Graphics Microsystems, which makes specialized ink-meas-

[PHOTO OF HILL PHOENIX; MARK ANDY; AND WAUKESHA BEARINGS]

(left to right) Hill Phoenix; Mark Andy; Waukesha Bearings)

uring and monitoring equipment for color printing and large presses, managed to increase sales moderately and profits strongly, despite flat markets.

     SWF (corrugated box-making machinery) continued to consolidate the fragmented packaging industry. The company is the result of the acquisition of eight small packaging equipment manufacturers, including two in 2000. The recent acquisitions pushed up sales, but earnings were flat as integration costs eroded margins.

EXCHANGE RATES HURT PROFITS

Langbein & Engelbracht, a German maker of air handling systems and other environmental control equipment acquired by Dover in 1997, reported a significant exchange-related decline in sales and earnings in dollar terms in flat markets. The company expects to benefit longer term from Europe's growing governmental interest in reducing air pollution.

OUTLOOK

Diversified anticipates higher sales and earnings in 2001, driven largely by an upturn expected at Hill Phoenix, sales and productivity gains at various other businesses, including Tranter, A-C Compressor, Waukesha and Mark Andy, and the contribution of recent acquisitions.

SEGMENT EARNINGS ($ MILLIONS)

[LINE GRAPH]

    YEAR         DATA(EARNINGS)
    ----         --------------
     96               107
     97               115
     98               143
     99               152
     00               168

AFTER-TAX OPERATING RETURN ON INVESTMENT  (IN PERCENT)*

[LINE GRAPH]


    YEAR          DATA(EARNINGS)
    ----          --------------
     96                 35
     97                 38
     98                 39
     99                 38
     00                 39

*(Aquisition adjustments have been excluded, see page 34, footnote 12 for explanation.)

[PHOTO OF MEN WORKING]

"PRIDE COMES FROM SEEING OPW'S PRODUCTS IN THE MARKET AND KNOWING I HAD AN IMPORTANT ROLE IN PUTTING THEM IN OUR CUSTOMERS' HANDS."

FRED LEWIS
OPW FUELING COMPONENTS
                                       18

RESOURCES

Dover Resources' operating earnings increased 11% to $119.0 million in 2000 on a sales increase of 14% to $887.0 million, but did not quite return to the record earnings level of 1998. This performance was led by the Petroleum Equipment Group, which benefited not only from a strong market but also from the results of both investment and management-led internal improvements over the last two years. OPW Fluid Transfer Group, which faced a difficult market, nevertheless recovered from a restructuring and strike-impacted 1999. Tulsa Winch, the winch industry "roll-up," grew both internally and through acquisition. In total, Resources completed eight add-on acquisitions.

PETROLEUM EQUIPMENT GROUP SHOWS STRENGTH

Buoyed by continuing recovery in the oil patch and internal productivity gains, the Petroleum Equipment Group had its most profitable year since the early 1980s, surpassing its 1997 earnings peak. Benefiting from cost-cutting initiatives, investments in capacity and rising demand were the Group's four oil and gas production equipment companies -- Alberta Oil Tool (sucker rods and accessories, valves and controls), Norris (sucker rods and accessories), Ferguson-Beauregard (gas plunger lift equipment) and Norriseal (valves and controls). The Petroleum Equipment Group, along with C. Lee Cook (gas compressor components) and Quartzdyne (specialized pressure transducers), is well positioned for further growth as drilling activity continues to increase. C. Lee Cook gained both from the improving dynamics upstream in the gas industry and from solid demand from processing plants for its aftermarket components. Quartzdyne benefited from new exploration and development, and from industry emphasis on more complex drilling and production techniques that improve output of new and existing wells through the use of its pressure transducers.

WINCH INDUSTRY "ROLL-UP" SUCCESS

Tulsa Winch Consolidated (industrial winches) showed a substantially improved performance as it continued its successful roll-up of profitable, niche companies in the fragmented winch industry. In 1999, Tulsa Winch built a new plant and later acquired Dp Manufacturing, a leading supplier of winches for military applications. In April 2000, it acquired Greer Company, maker of in-cab information systems for mobile cranes, and in September 2000, it acquired Pullmaster Winch, North America's leading manufacturer of marine winches.

SQUEEZE IN FLUID HANDLING EQUIPMENT MARKETS

Flat or depressed markets and the downstream impact of soaring oil prices squeezed margins in the hydrocarbon and chemical process industries and at Dover Resources' companies that serve them. Demand growth was constrained for industrial pumps, impacting both Blackmer and Wilden. The strong U.S. dollar hurt Blackmer's and Wilden's pump exports and eroded the dollar value of profits from Blackmer's pump and compressor manufacturing operations in France and the U.K., which were restructured during the fourth quarter. Ronningen-Petter faced soft petroleum refining and pulp and paper markets for its filters, but market strength in paints, inks and adhesives somewhat cushioned its cyclicality.


"DOVER'S PRINCIPLE OF MARKET LEADERSHIP IS A PRIMARY FOCUS AT ALL OF OUR COMPANIES."

[PHOTO OF RUDY HERRMANN]

RUDY HERRMANN
PRESIDENT & CEO
Dover Resources

(Clockwise From Lower Left) OPW Fueling Components; Wilden Pump & Engineering Co.; Norris; Midland Manufacturing; De-Sta-Co Industries (see prior page - 18)

[PHOTO OF BLACKMER, OPW FUELING COMPONENTS AND QUARTZDYNE]

(Left to right) Blackmer; OPW Fueling Components; Quartzdyne

         The OPW Fluid Transfer Group increased earnings although its markets weakened as the year progressed. Sales at OPW Engineered Systems (loading arms), Civacon-Knappco (tank trailer valves and fittings) and Midland Manufacturing (valves, fittings and gauging devices for the rail tank car industry) were constrained by a falloff in bulk transportation markets. The 1999 restructuring, which involved closing a factory and shifting production to other facilities, contributed to the earnings increase.

REDUCED RESULTS IN PETROLEUM RETAILING EQUIPMENT

OPW Fueling Components experienced slightly lower volume in a soft market that showed signs of improving by year-end, and a somewhat larger percentage reduction in earnings. However, the company achieved record results internationally, succeeded with new products, and significantly reduced its cost structure. Product mix unfavorably impacted margins on gasoline nozzles and new construction related products. The company's PISCES(TM) underground piping systems continued to increase market penetration in spite of weak overall market conditions. Its Petro Vend unit (automated fuel management and leak detection systems) had near-record sales and earnings.

That portion of Blackmer serving the petroleum retailing market (vapor recovery and gasoline dispensing pumps), which has been responsive to new service station construction and regulatory requirements, saw declining demand and a shift toward aftermarket sales.

AUTOMOTIVE INDUSTRY IMPACTS DE-STA-CO COMPANIES

De-Sta-Co Industries (modular automation components) experienced exceptional strength in its Robohand unit (end-of-arm equipment) and solid results in its French and German operations. De-Sta-Co continues to benefit from the ongoing drive to improve productivity in manufacturing, and is becoming an increasingly global producer in support of its customers, many in the automotive sector. However, weakness in that sector, particularly in the fourth quarter, led to a slight earnings decline for the year. De-Sta-Co Manufacturing (flapper and reed valves, automotive manifolds), with heavy exposure to automotive markets, endured severe price pressure that compressed margins.

OTHER MARKETS SERVED

Hydro Systems continues to benefit from robust demand for its specialized cleaning chemical dispensing systems. Wittemann's markets for carbon dioxide generation and recovery systems remain weak, though recent improvement in bookings and backlog is encouraging. Duncan is aggressively right-sizing itself in response to a lingering soft market for its parking meter products.

[PHOTO OF NORRIS, DUNCAN INDUSTRIES, CIVACON/KNAPPCO/SURE SEAL AND C. LEE COOK]

(left to right) Norris; Duncan Industries; Civacon/Knappco/Sure Seal; C. Lee
Cook

ACQUISITIONS ENHANCE FUTURE SEGMENT STRENGTH

Dover Resources companies made eight add-on acquisitions during the year. Tulsa Winch acquired Greer and Pullmaster, described above. Sure Seal (butterfly valves, actuators and components) complements Civacon-Knappco. Hydro Cam Engineering (specialized stamping dies) joined De-Sta-Co Manufacturing. Provacon (specialty valves for hazardous fluids) became part of Midland Manufacturing. A French company, Groupe Aoustin (turnkey liquid filtration systems and high-viscosity mixers-extruders) joined Ronningen-Petter, and Blackmer acquired
A. W. Chesterton's System One Pump Division (high-end centrifugal pump line). RG Industries, Ltd. expands Alberta Oil Tool's product offering to the Canadian oil patch.

POSITIVE OUTLOOK FOR 2001

Dover Resources anticipates further sales and earnings gains in 2001, driven largely by increased oil and gas drilling and production spending, by higher capital expenditures in the petroleum and chemical processing industries, and by full-year results from 2000 acquisitions. Earnings growth will be constrained by continued softness in bulk transportation markets and heavy price pressure in automotive markets.

SEGMENT EARNINGS ($ MILLIONS)

[LINE GRAPH]

    YEAR        DATA (EARNINGS)
    ---------------------------
     96                105
     97                114
     98                125
     99                107
     00                119

AFTER-TAX OPERATING RETURN ON INVESTMENT (IN PERCENT)*

[LINE GRAPH]


    YEAR          DATA (EARNINGS)
    -----------------------------
     96                  34
     97                  33
     98                  34
     99                  30
     00                  31


*(Acquisition adjustments have been excluded, see page 34, footnote 12 for explanation.)

CORPORATE FINANCIAL OVERVIEW

The ability to consistently generate high and growing levels of cash flow is a key to the successful execution of our long-term value creation strategy. Guided by the principles explained in the inside front cover and the Chairman's letter, we generate consistent, above-market returns on cash reinvestment. Growth in all measures of cash flow is every bit as dynamic and pleasing as this year's 21% growth in sales, 32% growth in net income and 35% growth in earnings per share. But our strong growth track record is long-term and not isolated to the past year:


                                               Compound Average
                               Growth Rate    Annual Growth Rate
                              1999 to 2000       1990 to 2000
==================================================================
Sales                              21%                 15%
   *Segment operating profit       32                  17
   Per-share:
   EBIT                            37                  21
   Gross cash flow                 29                  19
   EBITDA                          32                  19
   EBITACQ                         34                  20
==================================================================

*Segment operating profit is found on page 24


                             2000          10 Year Average
==================================================================
Return on sales               14%                 13%
Return on equity              24                  23

   Although we report results according to Generally Accepted Accounting Principles (GAAP), we measure acquisitions on an after-tax cash flow basis. To help investors focus on this, we have long disclosed supplemental information about EBITACQ (earnings before interest, taxes and acquisition write-offs), as can be seen in the chart on the next page. We report this income by segment before acquisition write-offs because we believe it is a better measure of Dover's true profitability. We call it "operational income" to distinguish it from "GAAP operating profit."

   All companies will be required to report earnings per share before goodwill write-offs net of tax, beginning, we hope, later in 2001. Since we believe this is significant information for our shareholders, we have included it in our 11-year Summary of Financial Data on page 40. In 2000, before goodwill charges, our earnings per share were $ 2.77, up 35% from the prior year. Over 10 years, our growth on this measure has been at an average annual compound rate of 21%. In addition, because we believe it is helpful to our shareholders, we also report net earnings per share before all acquisition write-offs, not just goodwill. On this measure, our growth in EPS has been 20% over 10 years.

   Dover tries to structure its acquisitions not to maximize GAAP reported earnings, but to maximize after-tax cash flow. Thus, many of our non-cash acquisition-related accounting write-offs are actually tax-deductible, and thus create a cash benefit by reducing taxes. We suspect that astute investors will recognize that Dover's cash earnings, focus and strength are comparatively higher when this fact is considered. Therefore we will continue to disclose these factors separately, as can be seen in the chart on the next page.


   Where does all this cash flow go? Some key uses of cash are:

   ($ in millions)                 2000        10 Year Total
==================================================================
   Capital expenditures           $ 198           $  967
   Research & experimentation       175              988
   Working capital                   85              326
   Acquisitions                     506            3,130
   Dividends                         97              701
   Stock repurchases                  6            1,042

   Our industrial manufacturing businesses are not highly capital intensive; however, over the last few years, capital expenditures have slightly exceeded depreciation (by $62 million in 2000). We invest first in our existing businesses to support their sales growth and cost reduction initiatives. We expect this trend to continue in 2001, despite a somewhat tempered sales growth forecast. Our reported "research and experimentation" investment, a good (but incomplete) benchmark for our investment in future products, is also a key growth priority that we expect to continue.

   Our acquisition program is tailored to fit the opportunities we create or that markets make available, as well as our financial capacity. Just as it is critical to maintain the financial flexibility and credit quality that permit us to finance these investments in shareholder value, it is also critical that we do not invest in acquisitions beyond the level which would allow us to properly support continued investment in existing businesses. Our current debt level, debt-to-total capital ratios and credit ratings are consistent with this approach.

   Dover's strong after-tax cash flow belongs to our shareholders. In addition to the internal investment and acquistion program described above, this cash has been returned to the shareholders aggressively over the past 10 years, both in the form of dividends and in stock repurchases. Repurchases of our own stock are made only when it makes financial sense compared to our other cash investment opportunities and in the context of our leverage profile. While many shareholders prefer to realize the gains in Dover stock as capital gains (which we agree makes sense, given the tax code), many long-term shareholders have also come to count on the income that dividends provide. We particularly appreciate our long-term shareholders and are proud of our 46-year record of uninterrupted dividends, and we plan to continue that outstanding track record.

Dover Corporation and Subsidiaries
OPERATIONAL INCOME
(UNAUDITED) (IN MILLIONS)

                                                  2000                        1999                          1998
==========================================================================================================================
                                      Sales       Income       %      Sales   Income     %        Sales    Income      %
                                      -----       ------     -----    -----   ------    -----     -----    ------    -----
   Circuit board assembly/test      $ 1,369      $ 265        19     $  934     $154     16     $  745     $ 90       12
   Electronic components                531        104        20        328       48     15        282       31       11
   Marking                              200         60        30        196       59     30        184       57       31
                                    ----------------------------     -----------------------   -------------------------
Dover Technologies                    2,100        429        20      1,458      261     18      1,211      178       15
Dover Industries                      1,246        224        18      1,145      203     18      1,012      173       17
Dover Diversified                     1,176        194        17      1,072      177     17        958      164       17
Dover Resources                         887        149        17        778      128     16        801      144       18
                                    ----------------------------     -----------------------   -------------------------
Operational subtotal
 (after elim.)                      $ 5,401        996        18     $4,446      769     17     $3,978      659       17
                                    ============================     ======================    =========================
Corporate and other                                (49)                          (44)                       (40)
                                                 ------                         -----                      -----
EBITACQ                                          $ 947                          $725                       $619
==========================================================================================================================

"Operational Income" -- differs from segment operating profits because it excludes all non-cash write-offs relating to acquisitions, the expenses of each segment's corporate group, and foreign exchange gains or losses. "EBITACQ" -- earnings before taxes, interest, acquisition write-offs and non-recurring gains. See Notes to Consolidated Financial Statements.

ANALYSIS OF CASH FLOW: DEPRECIATION, AMORTIZATION & ACQUISITION WRITE-OFFS, WITH TAX EFFECTS

(Unaudited) (In Millions)

                                          2000
===============================================================================
                                          Tax Deductible
                                          --------------
                                 Total    Yes       No       Tax
                              --------------------------------------
EBIT                          $   851                      $ 267
Acquisition  related:
   Goodwill amortization           49      24        25        9
                              --------------------------------------
   Other amortization              15
   Depreciation                    18
   Inventory write-offs            14
                              --------------------------------------
 Subtotal other write-offs         47      38         9       13
 Total acquisition
write-offs                         96      62        34       22
                              --------------------------------------
EBITACQ                           947                      $ 289
                                                           ---------
   Other depreciation             118
   Other amortization               3
                                -----
EBITDAI                         1,068
                                ======
Inventory write-offs              (14)
                                -----
EBITDA                        $ 1,054
===============================================================================


                                               1999
================================================================================
                                            Tax Deductible
                                            --------------
                                  Total     Yes     No       Tax
                             -------------------------------------
EBIT                             $ 640                      $218
Acquisition  related:
   Goodwill amortization            41       20      21        7
                              --------------------------------------
   Other amortization               16
   Depreciation                     17
   Inventory write-offs             11
                              --------------------------------------
 Subtotal other write-offs          44       41       3       15
 Total acquisition
write-offs                          85       61      24       22
                              --------------------------------------
EBITACQ                            725                      $240
                                                            ----
   Other depreciation              106
   Other amortization                4
                                   ---
EBITDAI                            835
                                   ---
Inventory write-offs               (11)
                                   ---
EBITDA                           $ 824
================================================================================

                                          1998
================================================================================
                                      Tax Deductible
                                      --------------
                             Total   Yes      No    Tax
                            ----------------------------
EBIT                         $546                   $184
Acquisition  related:
   Goodwill amortization       33      17     16       6
                            ----------------------------
   Other amortization          15
   Depreciation                17
   Inventory write-offs         8
                            ----------------------------
 Subtotal other write-offs     40      39      1      15
 Total acquisition
   write-offs                  73      56     17      21
                            ----------------------------
EBITACQ                       619                   $205
                                                    ----
   Other depreciation          97
   Other amortization           6
                              ----
EBITDAI                       722
                              ----
Inventory write-offs           (8)
                              ----
EBITDA                      $ 714
================================================================================

"EBIT" -- represents earnings before interest and taxes. "EBITACQ" -- represents earnings before interest, taxes and acquisition write-offs. "EBITDAI" -- represents earnings before interest, taxes, depreciation, amortization and inventory write-offs. "EBITDA" -- represents earnings before interest, taxes, depreciation and amortization.
EBIT, EBITACQ, EBITDAI and EBITDA -- all exclude gains (losses) on sale of businesses and equity investment.

EARNINGS BEFORE INTEREST, TAXES AND WRITE-OFFS PER DILUTED SHARE

[BAR GRAPH OMITTED]

    YEAR             EPS
    ----             ---
     91               $  0.80
     92               $  0.75
     93               $  1.00
     94               $  1.44
     95               $  1.99
     96*              $  2.16
     97               $  2.70
     98               $  2.71
     99*              $  3.44
     00*              $  4.62

* Excluding gains on sale of businesses in 2000, 1999 and 1996 (Write-offs are costs relating to premium over book paid for acquisitions)

Dover Corporation and Subsidiaries
SALES, OPERATING PROFIT AND OTHER DATA BY MARKET SEGMENT
(in thousands except % figures)


For the Years Ended December 31,                 2000             1999             1998          1997          1996         1995
-----------------------------------------------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS:
   Dover Technologies                        $2,100,004       $1,457,792       $1,211,416    $1,300,503    $  993,326   $  873,505
   Dover Industries                           1,245,608        1,144,599        1,012,440       859,778       846,866      798,173
   Dover Diversified                          1,175,519        1,071,574          957,579       767,194       730,074      672,503
   Dover Resources                              887,042          777,691          800,914       745,429       648,546      583,727
   Intramarket sales                             (7,456)          (5,236)          (4,683)       (3,336)       (3,239)      (3,547)
                                            ---------------------------------------------------------------------------------------
   Consolidated total                        $5,400,717       $4,446,420       $3,977,666    $3,669,568    $3,215,573   $2,924,361
                                            ---------------------------------------------------------------------------------------
OPERATING PROFIT:
   Dover Technologies                        $  391,960       $  226,761       $  146,612    $  195,393    $  146,341   $  133,641
   Dover Industries                             199,693          179,554          154,500       128,945       115,857      117,841
   Dover Diversified                            167,861          152,139          143,157       114,902       106,850       92,948
   Dover Resources                              119,026          107,264          125,225       113,538       105,394       90,745
   Gain (loss) on dispositions, net              10,495           10,256               --            --        75,065           --
   Interest income, interest expense
     and general corporate expenses, net       (116,720)         (60,970)         (80,848)      (60,504)      (47,398)     (50,911)
                                            ---------------------------------------------------------------------------------------
   Consolidated earnings before taxes        $  772,315       $  615,004       $  488,646    $  492,274    $  502,109   $  384,264
                                            ---------------------------------------------------------------------------------------
PROFIT MARGIN (PRETAX):
   Dover Technologies                              18.7%            15.6%            12.1%         15.0%         14.7%        15.3%
   Dover Industries                                16.0             15.7             15.3          15.0          13.7         14.8
   Dover Diversified                               14.3             14.2             14.9          15.0          14.6         13.8
   Dover Resources                                 13.4             13.8             15.6          15.2          16.3         15.5
                                            ---------------------------------------------------------------------------------------
   Consolidated profit margin                      14.3%            13.8%            12.3%         13.4%         15.6%        13.1%
                                            ---------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS AT DECEMBER 31:
   Dover Technologies                        $1,537,268       $1,206,549       $1,000,209    $1,032,922    $  924,745   $  721,831
   Dover Industries                           1,088,540          894,452          732,136       598,643       613,512      591,228
   Dover Diversified                          1,211,151        1,128,239          802,872       704,591       547,341      570,269
   Dover Resources                              928,841          804,664          781,933       478,279       380,805      326,047
   Corporate (principally cash
     and equivalents and marketable
     securities)                                126,316           98,036           65,243        84,536       136,438       94,402
                                            ---------------------------------------------------------------------------------------
   Total continuing                           4,892,116        4,131,940        3,382,393     2,898,971     2,602,841    2,303,777
                                            ---------------------------------------------------------------------------------------
   Net assets from discontinued
     operations                                     --               --          244,883       181,263       205,365      191,000
                                            ---------------------------------------------------------------------------------------
   Consolidated total                        $4,892,116       $4,131,940       $3,627,276    $3,080,234    $2,808,206   $2,494,777
                                            ---------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION:
   Dover Technologies                        $   61,452       $   57,407       $   56,853    $   69,882    $   34,071   $   19,750
   Dover Industries                              42,600           37,574           33,379        28,992        27,918       26,783
   Dover Diversified                             52,835           46,500           41,040        30,188        26,857       27,141
   Dover Resources                               44,426           40,039           34,802        24,738        20,686       17,816
   Corporate                                      2,071            1,724            1,613         1,404           952          696
                                            ---------------------------------------------------------------------------------------
   Consolidated total                        $  203,384       $  183,244       $  167,687    $  155,204    $  110,484   $   92,186
                                            ---------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Dover Technologies                        $   78,880       $   41,432       $   40,544    $   42,303    $   36,001   $   18,546
   Dover Industries                              33,550           32,242           29,046        24,689        28,495       20,675
   Dover Diversified                             54,566           25,799           26,050        24,400        26,274       31,299
   Dover Resources                               30,056           29,409           29,473        28,317        22,149       21,127
   Corporate                                        716            1,230              617         2,373           760           72
                                            ---------------------------------------------------------------------------------------
   Consolidated total                        $  197,768       $  130,112       $  125,730    $  122,082    $  113,679   $   91,719
                                            =======================================================================================

See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS,
ACCUMULATED COMPREHENSIVE EARNINGS, AND
RETAINED EARNINGS
(in thousands except per share figures)


Statement of earnings for the years ended December 31,                                2000             1999             1998
--------------------------------------------------------------------------------------------------------------------------------
  Net sales                                                                       $ 5,400,717      $ 4,446,420      $ 3,977,666
  Cost of sales                                                                     3,433,495        2,837,960        2,551,381
                                                                                ---------------------------------------------------
     Gross profit                                                                   1,967,222        1,608,460        1,426,285
  Selling and administrative expenses                                               1,124,012          973,049          894,325
                                                                                ---------------------------------------------------
     Operating profit                                                                 843,210          635,411          531,960
                                                                                ---------------------------------------------------
  Other deductions (income):
     Interest expense                                                                  97,538           53,401           60,746
     Interest income                                                                   (9,043)         (18,528)         (14,308)
     Gain (loss) on sale of investments and businesses                                (10,495)         (10,256)              --
     All other, net                                                                    (7,105)          (4,210)          (3,124)
                                                                                ---------------------------------------------------
     Total                                                                             70,895           20,407           43,314
                                                                                ---------------------------------------------------
  Earnings before taxes on income                                                     772,315          615,004          488,646
     Federal and other taxes on income                                                239,108          209,950          162,249
                                                                                ---------------------------------------------------
  Net earnings from continuing operations                                             533,207          405,054          326,397
     Earnings from discontinued operations                                                 --               --           52,448
     Gain (loss) on sale of discontinued business, net of tax                         (13,595)         523,938               --
                                                                                ---------------------------------------------------
  Net earnings                                                                    $   519,612      $   928,992      $   378,845
                                                                                ===================================================
  Net earnings per common share:
     Basic  -- Continuing operations                                              $      2.63      $      1.94      $      1.47
            -- Discontinued operations                                                     --               --              .23
            -- Gain (loss) on sale of discontinued business, net of tax                  (.07)            2.50               --
                                                                                ---------------------------------------------------
            -- Net earnings                                                       $      2.56      $      4.44      $      1.70
                                                                                ===================================================
     Diluted -- Continuing operations                                             $      2.61      $      1.92      $      1.45
            -- Discontinued operations                                                     --               --              .24
            -- Gain (loss) on sale of discontinued business, net of tax                  (.07)            2.49               --
                                                                                ---------------------------------------------------
            -- Net earnings                                                       $      2.54      $      4.41      $      1.69
                                                                                ===================================================
  Weighted average number of common shares outstanding during the period:
     Basic                                                                            202,971          209,063          222,793
     Diluted                                                                          204,677          210,679          224,386
===================================================================================================================================
  Accumulated Comprehensive Earnings for the years ended December 31,                    2000             1999             1998
===================================================================================================================================
  Net earnings                                                                    $   519,612      $   928,992      $   378,845
                                                                                ---------------------------------------------------
  Other comprehensive earnings, net of tax:
     Foreign currency translation adjustments                                         (32,726)         (52,742)          10,166
       Less: reclassification adjustment for adjustments
            included in net earnings                                                       --               --             (486)
                                                                                ---------------------------------------------------
     Total foreign currency translation adjustments                               $   (32,726)     $   (52,742)     $    10,652
                                                                                ---------------------------------------------------
     Unrealized gains (losses) on marketable securities:
       Unrealized holding gains (losses) arising during period                         12,080               (5)             (27)
       Less: reclassification adjustment for gains (losses)
            included in net earnings                                                    8,994               --            5,713
                                                                               ---------------------------------------------------
     Total unrealized gains (losses) on securities
        (tax $1,687 in 2000, $27 in 1998)                                               3,086               (5)          (5,740)
                                                                                ---------------------------------------------------
  Other comprehensive (loss) earnings                                                 (29,640)         (52,747)           4,912
                                                                                ---------------------------------------------------
  Accumulated comprehensive earnings                                              $   489,972      $   876,245      $   383,757
===================================================================================================================================
  Retained Earnings for the years ended December 31,                                     2000             1999             1998
===================================================================================================================================
  Balance at beginning of year                                                    $ 2,830,175      $ 1,992,991      $ 1,703,335
  Net earnings                                                                        519,612          928,992          378,845
                                                                                ---------------------------------------------------
                                                                                    3,349,787        2,921,983        2,082,180
  Deductions:
     Common stock cash dividends of $.48 per share
         ($.44 in 1999; $.40 in 1998)                                                  97,468           91,808           89,189
                                                                                ---------------------------------------------------
  Balance at end of year                                                          $ 3,252,319      $ 2,830,175      $ 1,992,991
===================================================================================================================================


See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share figures)

December 31,                                                                           2000             1999
=============================================================================================================
Assets
   Current Assets:
     Cash and cash equivalents                                                  $   181,399      $   138,038
     Marketable securities, at market                                                 5,341               --
     Receivables (less allowance for doubtful accounts
      of $26,109 in 2000, $23,375 in 1999)                                          903,177          750,917
     Inventories                                                                    783,200          639,379
     Prepaid expenses and other current assets                                      101,732           83,228
                                                                                ----------------------------
       Total current assets                                                       1,974,849        1,611,562
                                                                                ----------------------------
   Property, plant and equipment, at cost:
     Land                                                                            46,853           41,291
     Buildings                                                                      389,159          356,548
     Machinery and equipment                                                      1,247,479        1,082,994
                                                                                ----------------------------
                                                                                  1,683,491        1,480,833
       Less accumulated depreciation                                                927,943          834,358
                                                                                ----------------------------
         Net property, plant and equipment                                          755,548          646,475
                                                                                ----------------------------
   Intangible assets, net of amortization                                         2,071,281        1,813,359
   Other intangible assets                                                            7,358            7,358
   Other assets and deferred charges                                                 83,080           53,186
                                                                                ----------------------------
                                                                                $ 4,892,116      $ 4,131,940
============================================================================================================
Liabilities
   Current Liabilities:
     Notes payable                                                              $   839,880      $   296,637
     Current maturities of long-term debt                                             2,657            1,263
     Accounts payable                                                               277,910          253,650
     Accrued compensation and employee benefits                                     178,280          157,392
     Accrued insurance                                                               45,855           50,274
     Other accrued expenses                                                         209,247          186,405
     Federal and other taxes on income                                               50,811          380,865
                                                                                ----------------------------
       Total current liabilities                                                  1,604,640        1,326,486
                                                                                ----------------------------
   Long-term debt                                                                   631,846          608,025
   Deferred income taxes                                                             67,381           50,440
   Other deferrals (principally compensation)                                       146,674          108,233
Commitments and contingent liabilities
Stockholders' Equity
   Capital Stock:
     Preferred, $100 par value per share.
       Authorized 100,000 shares; issued none                                            --               --
     Common, $1 par value per share.
       Authorized 500,000,000 shares; issued 236,944,308
       in 2000, (236,246,384 shares in 1999)                                        236,944          236,246
   Additional paid-in capital                                                        48,552           33,060
   Cumulative translation adjustments                                              (112,711)         (79,985)
   Unrealized holding gains                                                           3,132               46
   Retained earnings                                                              3,252,319        2,830,175
                                                                                ----------------------------
                                                                                  3,428,236        3,019,542
       Less common stock in treasury, at cost 33,760,636
        shares in 2000 (33,617,535 shares in 1999)                                 986,661           980,786
                                                                                ----------------------------
         Net stockholders' equity                                                 2,441,575        2,038,756
                                                                                ----------------------------
                                                                                $ 4,892,116      $ 4,131,940
==============================================================================================================

See Notes to Consolidated Financial Statements.

   Dover Corporation and Subsidiaries
   CONSOLIDATED STATEMENTS OF CASH FLOWS
   Increase (decrease) in cash and cash equivalents (in thousands)


   For the Years Ended December 31,                                          2000             1999               1998
========================================================================================================================
Cash flow from operating activities:
      Net earnings                                                        $ 519,612      $   928,992      $ 378,845
                                                                          ----------------------------------------------
      Adjustments to reconcile net earnings to net cash
          from operating activities:
        Income from discontinued operations                                      --               --        (52,448)
        (Gain) loss on sale of discontinued business                         13,595         (523,938)            --
        (Gain) loss on sale of equity investment                            (13,741)              --             --
        Depreciation and amortization                                       203,384          183,244        167,687
        Provision for losses on accounts receivable                           8,045            6,803          6,542
        Net increase (decrease) in LIFO reserve                                (395)            (859)          (190)
        Deferred income taxes                                                17,507          (17,216)          (311)
        Loss (gain) on sale of property and equipment                        (1,212)            (479)           898
        Increase (decrease) in deferred compensation                         38,657           22,486          4,704
        Acquisition inventory premium write-off                              13,756           10,534          7,804
        (Gain) loss on sale of businesses and certain assets                  3,246          (10,256)           (40)
        Other, net                                                            6,011             (908)       (12,279)
        Changes in assets and liabilities (excluding effects of
           acquisitions and dispositions):
          Decrease (increase) in accounts receivable                       (123,787)        (149,631)        74,655
          Decrease (increase) in inventories excluding LIFO reserve         (89,396)         (21,036)       (17,263)
          Decrease (increase) in prepaid expenses                           (16,560)          (8,644)       (11,479)
          Decrease (increase) in other assets                                (3,303)          (3,366)           117
          Increase (decrease) in accounts payable                             1,640           48,526        (24,685)
          Increase (decrease) in accrued expenses                            19,079          (22,271)          (150)
          Increase (decrease) in federal and other taxes on income          (41,467)          24,135        (26,181)
                                                                          ----------------------------------------------
            Total adjustments                                                35,059         (462,876)       117,381
                                                                          ----------------------------------------------
        Net cash from (used in) operating activities of
           continuing operations                                            554,671          466,116        496,226
                                                                          ----------------------------------------------
   Cash flows from (used in) investing activities:
      Proceeds from the sale of marketable securities                        14,185               --         21,979
      Proceeds from sale of property and equipment                            7,302            2,637          6,270
      Additions to property, plant and equipment (includes rental
        equipment: $133 in 2000, $232 in 1999, and $400 in 1998)           (197,901)        (130,344)      (126,130)
      Acquisitions (net of cash and cash equivalents: $9,255 in 2000,
        $38,186 in 1999, and $7,421 in 1998)                               (442,658)        (575,011)      (549,762)
      Proceeds from sale of businesses                                       16,919           40,096            668
                                                                          ----------------------------------------------
         Net cash from (used in) investing activities of
           continuing operations                                          (602,153)        (662,622)      (646,975)
                                                                          ----------------------------------------------
  Cash flows from (used in) financing activities:
      Increase (decrease) in notes payable                                  532,023         (135,640)        (8,235)
      Reduction of long-term debt                                           (49,675)         (13,379)        (2,724)
      Proceeds from long-term debt                                           22,257            1,916        349,115
      Purchase of treasury stock (143 shares in 2000, 18,454 shares
        in 1999 and 3,252 shares in 1998)                                    (5,874)        (671,670)      (106,304)
      Proceeds from exercise of stock options                                 9,003            7,520         10,935
      Cash dividend to stockholders                                         (97,468)         (91,808)       (89,189)
                                                                          ----------------------------------------------
          Net cash from (used in) financing activities of
            continuing operations                                           410,266         (903,061)       153,598
                                                                          ----------------------------------------------
      Effect of exchange rate changes on cash and cash equivalents           (4,103)          (6,982)         1,986
      Cash (to) from discontinued operations                                (12,951)           9,599        (11,172)
      Taxes paid on gain from sale of elevator market segment              (302,369)         (21,786)            --
      Proceeds from sale of elevator market segment                              --        1,160,000             --
                                                                          ----------------------------------------------
      Net increase (decrease) in cash and cash equivalents                   43,361           41,264         (6,337)
      Cash and cash equivalents at beginning of year                        138,038           96,774        103,111
                                                                          ----------------------------------------------
      Cash and cash equivalents at end of year                            $ 181,399      $   138,038      $  96,774
                                                                          ==============================================
   Supplemental information-continuing operations, cash paid
        during the period for:
          Income taxes                                                    $ 263,351      $   220,000      $ 188,196
          Interest                                                           95,426           53,581         75,858
========================================================================================================================

See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------

   The Company is a multinational, diversified manufacturing corporation comprised of over 50 different operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. The Company also provides some engineering and testing services. The Company groups its products and services by industry into four segments as set forth in the tables shown on page 24. A description of the products manufactured and services performed by each of the four segments is given on the inside front cover.
      The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:

   A. CONSOLIDATION:

   The consolidated financial statements include all significant subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisitions. On January 5, 1999, the Company sold its Dover Elevator International market segment to Thyssen Industrie, AG and the segment has been treated as a discontinued operation. The assets, liabilities, results of operations and cash flows have been segregated and reported as discontinued operations for all periods presented. (See Note 2).

      In conformity with the Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation", the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year-end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 2000 and 1999 in the cumulative translation adjustments shown on the balance sheets follows:

      Accumulated Other Comprehensive Earnings, Foreign Currency Translation
   Adjustments:


   (in thousands)                             2000                  1999
================================================================================
   Balance at beginning of year            $ (79,985)             $(27,243)
   Aggregate adjustment for year             (32,726)              (52,742)
                                           -------------------------------------
   Balance at end of year                  $(112,711)             $(79,985)
================================================================================

   B. USE OF ESTIMATES:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   C. INVENTORIES:

   Inventory of foreign subsidiaries, the Dover Technologies segment and some recently acquired domestic companies are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market. Other domestic inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value.

   D. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION:

      Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements to existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings.

      Plant and equipment is generally depreciated based upon accelerated methods, utilizing estimated useful property lives for both accounting and tax purposes. Building lives range from 5 to 50 years; machinery and equipment lives range from 2 to 20 years. Depreciation expense was $136,277,000 in 2000, $122,713,000 in 1999, and $114,116,000 in 1998.


   E. INTANGIBLE ASSETS:

   Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, and covenants not to compete. Goodwill is being amortized on a straight-line basis over a period, generally of 40 years; the remaining intangible amortization is based on estimated useful lives which range from 3 to 20 years. The Company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives. The Company periodically evaluates the recoverability of goodwill and other long-lived assets including their relation to the operating performance and future undiscounted net cash flows of the related business. In accordance with SFAS 121, impairment losses are recognized when warranted. Goodwill, net of amortization, aggregated $1,889,357,000 at December 31, 2000 and $1,628,317,000 at December 31, 1999. Amortization of all intangibles was $67,107,000 in 2000, $60,531,000 in 1999, and $53,571,000
   in 1998, of which goodwill was $49,184,000, $41,229,000, and $32,612,000, respectively.


      Other intangible assets principally represent goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and, in the opinion of management, have not diminished in value and accordingly they have not been amortized.


   F. REVENUE RECOGNITION:

   On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, implementation of which was effective in the fourth quarter 2000. SAB 101 reflects the basic principles of revenue recognition in existing generally accepted accounting principles (GAAP). The Company was in compliance with the basic principles of revenue recognition and as such, implementation of the SAB 101 did not have a material effect on its results.

      In conformity with SAB 101, revenue is generally recognized and earned when all of the following circumstances are satisfied, a) persuasive evidence of an arrangement exists, b) price is fixed or determinable, c) collectibility is reasonably assured and d) delivery has occurred or services have been rendered.

      Shipping and handling fees are not material and are generally credited to revenue with related costs principally charged to cost of sales.

   G. INCOME TAXES:

   The provision for income taxes includes federal, state, local and foreign taxes. Tax credits, primarily for research and experimentation, are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $9,698,000 for 2000, $7,174,000 for 1999, and $5,815,000 for 1998. Research and
   experimentation
                                       28
   expenditures charged to earnings amounted to $175,263,000 for 2000, $139,333,000 in 1999, and $131,265,000 in 1998. Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.

   H. CASH FLOWS:

   For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

   I. RISK RETENTION, INSURANCE:

   The Company generally retains the risk for losses and liabilities related primarily to workers' compensation, health and welfare claims, business interruption resulting from certain events and comprehensive general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

      As part of the company's risk management program, insurance is maintained to transfer risk beyond the level of self retention and provides stop loss protection on both an individual claim and annual aggregate basis. Limits of insurance are maintained at levels considered prudent based on experience of the company and market conditions. A world wide program of property insurance covers the Company's owned property and any business interruptions which may occur due to a hazard risk affecting those properties.



   J. MARKETABLE SECURITIES:

   In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" available-for-sale securities are reported at fair value but unrealized gains and losses are shown in the caption "unrealized holding gains" included in stockholders' equity.

      As of December 31, 2000 available-for-sale securities totaled $5,341,000 with related unrealized gains of $3,086,000, net of tax and consisted of an investment in Bookham Technology PLC for strategic business reasons. During 2000 the Company reported realized gains in the amount of $8,994,000 net of tax on the sale of approximately 43% of its investment in Bookham. The cost was based on the original amount invested. At December 31, 1999 the Company did not hold any available-for-sale securities.



   K. RECLASSIFICATIONS:

   Certain amounts, in prior years, have been reclassified to reflect current year's presentation.


2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS:
---------------------------------------------------------

   1998 COMPLETED ACQUISITIONS

   Date              Type             Acquired Companies                         Location (Near)         Segment   Operating Co.
===================================================================================================================================
   1-Jan             Asset           Thermofluid International                  Arlington, TX            DDI       Tranter
                                     Manufactures custom heat
                                     transfer equipment for the
                                     refrigeration industry.

   5-Jan             Asset           Quartzdyne, Inc.                           Salt Lake City, UT       DRI       Stand-alone
                                     Manufactures highly specialized
                                     quartz pressure transducers
                                     used in oil/gas drilling.

   8-Jan             Stock           Thompson Carmichael                        W. Midlands, U.K.        DII       Heil Trailer
                                     Holdings, Ltd.                                                                International
                                     Manufactures aluminum and
                                     tainless steel tank trailers
                                     and truck tanks.

   10-Feb            Asset           Wiseco Piston                              Mentor, OH               DDI       Stand-alone
                                     Company, Inc.
                                     Manufactures forged
                                     aluminum-alloy pistons found
                                     in racing cars, motorcycles,
                                     power  boats and snowmobiles.

   16-Apr            Stock           Nova Controls                              Santa Cruz, CA           DRI       HydroSystems
                                     Manufactures electronic
                                     dispensing systems
                                     used in commercial laundry and
                                     dishwashing applications.

   21-Apr            Stock           Sonic Industries                           Torrence, CA             DDI       Sargent
                                     Produces high strength, structured
                                     fasteners for the aerospace industry.

   30-Apr            Asset           Avtec Industries, Inc.                     Oswego, IL               DII       Randell
                                     Manufactures food service and kitchen
                                     ventilation equipment.

   1-May             Asset           PDQ Manufacturing, Inc.                    Green Bay, WI            DII       Stand-alone
                                     Manufactures "touchless" vehicle
                                     wash equipment.

   30-Jun            Stock           Wilden Pump and                            Grand Terrace, CA        DRI       Stand alone
                                     Engineering, Inc.
                                     Manufactures air activated double
                                     diaphragm pumps.

   30-Jun            Asset           Koolant Koolers                            Kalamazoo, MI            DII       DovaTech
                                     Manufactures industrial chillers.

   30-Jun            Stock           Prox International B.V.                    Amsterdam,               DDI       Performance
                                     Distributes engine                         Netherlands                        Motorsports
                                     components

   30-Jun            Stock           Jag Industries S.A.                        Paris, France            DRI       De-Sta-Co
                                     Produces automation                                                            Industries
                                     components
                                     (grippers, tool changers, collision
                                     sensing compliance devices,
                                      slides and rotate units).

   10-Dec            Stock           Ing. Mas                                   Rosario, Argentina       DDI       Hill Phoenix
                                     Manufactures refrigeration
                                     systems, parallel racks and HVAC systems
                                     used in supermarkets and commercial
                                     and industrial buildings.


   23-Dec            Stock           atg test services GmbH                     Wertheim, Germany        DTI         Everett Charles
                                     Manufactures circuit board                                                    Technologies
                                     test equipment
====================================================================================================================================

   The aggregate cost of these 1998 acquisitions, including all direct costs was approximately $557,183,000 of which $416,104,000 represents goodwill which is being amortized over a forty-year period. The $557,183,000 purchase price accounting cost can be reconciled to the $556,019,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

      In November 1998, the Company reached an agreement to sell Dover Elevator International Inc. to Thyssen Industrie, AG for $1,160,000,000. The amount received was recorded in the first quarter of 1999, and resulted in a net gain for the Company of $523,938,000, equal to $2.49 per share. The Dover Elevator International segment is accounted for as a discontinued operation, and, accordingly, amounts in the financial statements and related notes for all periods shown reflect discontinued operations accounting. The net assets of discontinued operations is primarily comprised of accounts receivable, inventory and fixed assets, net of liabilities. Operating results of the discontinued segment are as follows:


   (in thousands except per share figures)
   For the year ended December 31,                          1998
================================================================================
    Net sales                                           $899,015
   Earnings before income taxes                          82,246
   Income taxes                                          29,798
                                                       --------
   Net earnings from
     discontinued operations                           $ 52,448
                                                       ========
   Net earnings per diluted
     common share:
       Discontinued operations                         $    .24
================================================================================

1999 COMPLETED ACQUISITIONS

Date              Type           Acquired Companies                              Location (Near)         Segment       Operating Co.
===================================================================================================================================
 8-Jan             Stock          EMA Industriae Comercio                         Sao Jose                  DRI      De-Sta-Co
                                  Ltda.                                           Campos, Brazil                     Industries
                                  Manufactures manual
                                  and pneumatic toggle clamps.


 15-Jan            Stock          Van Dam Machine B.V.                            Amsterdam,                DDI      Mark Andy
                                  Manufactures multi-color                        Netherlands
                                  dry offset printing presses, focused on
                                  the rigid plastic container market.

 23-Jan            Stock          Alphasem Holding A.G.                           Berg, Switzerland         DTI      Universal
                                  Manufactures electronic                                                            Instruments
                                  assembly equipment.

 19-Feb            Stock          Hydra-Tight, Ltd.                               W. Midlands, UK           DDI      Waukesha
                                  Manufactures bolt tensioning                                                       Bearings
                                  and pipeline coupling products and
                                  services tailored for the oil/gas
                                  and power generation industries.

 4-Mar             Stock          Graphics Microsystems                           Sunnyvale, CA             DDI      Stand-alone
                                  Manufactures closed-loop color control
                                  systems and digital remote link
                                  control systems for web, sheet-fed
                                  and specialty printing presses.

 10-Mar            Asset          TTI Testron Consolidated                        Woonsocket, RI            DTI      Everett Charles
                                  Manufactures test fixtures                                                         Technologies
                                  and interconnect devices for automated
                                  test equipment.
 8-Apr             Stock          Richards Industries                             Rockwood, TN              DRI      OPW Fueling
                                  Manufactures petroleum                                                             Components
                                  handling equipment and safety devices.
 10-May            Stock          Somero Enterprises                              Houghton, MI              DII      Stand-alone
                                  Manufactures laser controlled concrete
                                  floor spreading equipment.

 31-May            Asset          JE Piston                                      Huntington Beach, CA       DDI      Performance
                                  Manufactures high quality                                                          Motorsports
                                  forged racing pistons.

 1-Jul             Asset          Parts, Inc.                                     Piedmont, SC              DII               Heil
                                  Manufactures quality                                                               Environmental
                                  replacement parts and cylinders
                                  for the refuse equipment industry.

 23-Jul            Asset          Advantage Lift Systems                          San Diego, CA             DII      Rotary Lift
                                  Manufactures surface lifts for heavy
                                  duty automotive applications, as well as
                                  other complimentary designs.

 1-Aug             Stock          Lee Laser, Inc.                                 Orlando, FL               DII      Dova Tech
                                  Manufactures solid state,
                                  high quality diode and lamp
                                  pumped lasers.
 1-Sep             Stock          Forward Manufacturing                           Fort Worth, FL            DII      Rotary Lift
                                  Manufactures surface lifts for light
                                  duty automotive applications.
 16-Sep            Stock          ARCOM, Inc.                                     Salem, NH                 DTI      Quadrant
                                  Manufactures transceivers                                                           Technologies
                                  used in high frequency millimeter-
                                  wave digital radios and millimeter
                                  -wave subsystems.
 4-Oct             Stock          Crenlo, Inc.                                    Rochester, MN             DDI      Stand-alone
                                  Manufactures operator cabs for the
                                  construction machinery and agricultural
                                  equipment markets.

 19-Nov            Stock          HAS, Inc.                                       Miami, FL                 DDI      Sargent
                                  Specializes in the overhaul and repair
                                  of hydraulic and electromechanical aircraft
                                  components.

 30-Nov            Stock          DP Manufacturing                                Tulsa, OK                 DRI      Tulsa Winch
                                  Manufactures hydraulically powered
                                  planetary gear winches.

 3-Dec             Stock          Heil Asia                                       Bangkok, Thailand         DII      Heil Trailer
                                  Manufactures liquid and                                                            International
                                  dry bulk tank trailers and refuse
                                  collection vehicles.
===================================================================================================================================

   The aggregate cost of these 1999 acquisitions, including all direct costs was approximately $613,197,000 of which $437,515,000 represents goodwill which is being amortized over a forty-year period. The $613,197,000 purchase price accounting cost can be reconciled to the $599,171,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

      Effective March 27, 1999 the Company sold 100% of the stock of CoEv Inc. In the first quarter of 1999 the Company closed down its Thermofluid operation. Effective July 30, 1999 the Company sold 100% of the stock of Pathway Bellows, Inc. Effective January 1, 2000 the Company sold 100% of the assets of Davenport Machine, Inc.

      As a result of these transactions, the Company recorded a $10.3 million gain before tax in 1999 ($.02 per share after tax), and a $3.2 million loss in year 2000. The operating profits of these companies, separately or in aggregate, were not material to the Company.

2000 COMPLETED ACQUISITIONS

Date      Type                 Acquired Companies                              Location (Near)         Segment       Operating Co.
===================================================================================================================================
 1-Jan    Stock                SureSeal, Inc.                                   Mineral Pt, MO         DRI                  Civacon/
                               Manufactures butterfly                                                                       Knappco
                               valves, actuators and other
                               components used in piping systems,
                               pneumatic conveying, transportation
                               and industrial applications.

29-Feb    Stock                Yakima Wire Works, Inc.                          Yakima, WA             DDI                      SWF
                               Manufactures bagging machinery
                               packaging of soft perishable produce.

8-Mar     Stock                Triton Systems, Inc.                             Long Beach, MS         DII               Stand-alone
                               Manufactures cash-dispensing
                               ATMs for off-premise locations,
                               including ATM management software.

8-Mar     Stock                Prime Yield Systems, Inc.                        St. Paul, MN           DTI           Everett Charles
                               Manufactures semiconductor                                                              Technologies
                               test sockets and distributes probe cards.

30-Mar    Asset                Hydro-Cam Engineering                            Troy, MI               DRI                De-Sta-Co
                               Company                                                                                Manufacturing
                               Manufactures stamping dies
                               for the electric motor, generator,
                               transformer and automotive markets.

10-Apr    Stock                Greer Company                                    Santa Ana, CA          DRI              Tulsa Winch
                               Manufactures systems that
                               continuously monitor the load and
                               configuration of mobile cranes.


12-Apr    Asset                Hoegger Alpina (HA)                              Gossau, Switzerland   DII                Tipper Tie/
                               Manufactures packaging                                                                    Technopack
                               machinery, clips and loops
                               primarily used in the food
                               processing industry

24-May    Stock                Hydromotion, Inc.                                Spring City, PA      DII                      Texas
                               Manufactures hydraulic swivels,                                                           Hydraulics
                               electric slip rings and telescopic
                               waterway assemblies.


31-May    Stock                Salwasser Manufacturing                          Reedley, CA          DDI                        SWF
                               Company, Inc.
                               Manufactures packaging machinery in
                               automation of case packing for paper,
                               dry goods and toiletries markets.

8-Jun    Asset                 Provacon, Inc.                                   Gonzales, LA         DRI                    Midland
                               Manufactures specialty valves and                                                       Manufacturing
                               fittings for the transfer of hazardous
                               fluids in petro-chemical plants.

23-Jun  Stock                  C & H Manufacturing, Inc.                        Ontario, CA          DDI                    Sargent
                               Manufactures specialty fasteners, primarily
                               for use in aircraft landing gears.

30-Jun               Stock            Groupe Aoustin                             Nanterre, France           DRI         Ronningen-
                                      Manufactures high volume,  turnkey                                                   Petter
                                      liquid filtration systems specialty
                                      high-viscosity mixers-extruders.

18-Jul               Stock            Syfer Technology Ltd.                      Norwich, U.K.              DTI            Novacap
                                      Manufactures specialty
                                      ceramic electronic
                                      components.

24-Jul               Asset            Chesterton System One                      Stoneham, MA               DRI           Blackmer
                                      Pump Division
                                      Manufactures high-end
                                      robust centrifugal pump line.

8-Aug                Stock            Kesseltronics Systems                      Hudson, Quebec             DII                PDQ
                                      Corporation
                                      Developer of electronic
                                      products primarily for the
                                      vehicle wash equipment industry.

1-Sep                Asset            Vertex Piston S.P.A.                       Reggio Emila, Italy        DDI        Performance
                                      Manufactures cast                                                                Motorsports
                                      aluminum pistons.

15-Sep               Asset            National Cooler                            San Dimas, CA              DDI       Hill Phoenix
                                      Corporation
                                      Manufactures walk-in
                                      coolers, freezers and
                                      cold storage doors.

26-Sep               Stock            Pullmaster Winch                           Surrey, Vancouver          DRI        Tulsa Winch
                                      Manufactures hydraulically and
                                      planetary powered winches ranging
                                      from 1,000 to 50,000 pounds linepull.

1-Oct                Stock            Vitech                                     Galeen, Netherlands        DTI    Everett Charles
                                      Manufactures printed circuit                                                    Technologies
                                      board test fixtures and provider
                                      of test services for pc boards.

23-Oct               Stock            RG Industries Ltd.                         Edmonton, Alberta CA       DRI          Petroleum
                                      Manufactures sucker                                                                Equipment
                                      rod guides and urethane-                                                               Group
                                      coated couplings.

7-Nov                Stock            OK International Inc.                      Menlo Park, CA             DTI        Stand-alone
                                      Manufactures professional
                                      tools and assembly equipment used
                                      in electronics, telecommunications
                                      and general manufacturing industries.

30-Nov               Asset            Cinox                                      Cincinnati, Ohio           DTI           Quadrant
                                      Manufactures precision
                                      quartz crystals.

5-Dec                Stock            Kalyn/Siebert,                             Gatesville, TX             DII       Heil Trailer
                                      Incorporated                                                                   International
                                      Manufactures heavy duty customized
                                      truck trailers for commercial and
                                      U.S. government/military customers.

   The aggregate cost of these 2000 acquisitions, including all direct costs was approximately $451,913,000 #of which $316,002,000 represents goodwill which is being amortized over a forty-year period. The $451,913,000 purchase price accounting cost can be reconciled to the $506,251,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

      The company reported a $13.6 million loss ($.07 per share) in 2000 due to subsequent adjustment to both the purchase price and expenses related to the disposition of the Dover Elevator International market segment in 1999. These results are reported as loss on discontinued operations in 2000.

      The Company reported a gain before tax of $10.5 million ($.04 per share after tax). The pre-tax gain results from sale of an equity investment ($13.7 million) reported in Note 1.J, and loss on sale of Davenport ($3.2 million) reported in the 1999 section of this footnote.

      All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies after adjustment to reflect fair market values assigned to assets and liabilities, have been included in the consolidated financial statements from their respective dates of acquisitions.

      The following unaudited pro forma information presents the results of operations of the Company as if the 2000 acquisitions had taken place on January 1, 1999.

   (in thousands except per share figures)
   For the years ended December 31,                               2000              1999
===========================================================================================
Net sales from continuing operations:
  As reported                                              $   5,400,717     $   4,446,420
  Pro forma                                                    5,621,904         4,850,992
Net earnings from continuing operations available
 to common stockholders:
  As reported                                              $     533,207     $     405,054
  Pro forma                                                      541,605           406,092
Basic earnings per share from continuing operations:
  As reported                                              $        2.63     $        1.94
  Pro forma                                                         2.67              1.94
Diluted earnings per share from continuing operations:
  As reported                                              $        2.61     $        1.92
  Pro forma                                                         2.65              1.92
===========================================================================================

      These pro forma results of operations have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

      During January and early February 2001 the Company acquired three separate businesses at a cost of approximately $35 million.


3 INVENTORIES:
--------------------------------------------------------------------------------


Summary by components at December 31, (in thousands)         2000         1999
================================================================================
Raw materials                                            $311,211     $239,498
Work in process                                           217,678      205,792
Finished goods                                            290,178      233,671
Total                                                     819,067      678,961
Less LIFO reserve                                          35,867       39,582
                                                         $783,200     $639,379

At December 31, 2000, domestic inventories determined by the LIFO inventory method amounted to $155,940,000 ($165,092,000 at December 31, 1999).

   During each of the years in the two year period ended December 31, 2000, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidations increased net earnings by less than one cent per share in both 2000 and 1999.

4 BANK LINE OF CREDIT:
--------------------------------------------------------------------------------

The Company has open bank lines of credit and other bank credit agreements totaling $750,000,000, which support its issuance of commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.

--------------------------------------------------------------------------------
5       Debt:
--------------------------------------------------------------------------------


A summary of long-term debt at December 31,
(in thousands)                                          2000             1999
                                                      --------         --------
6.45% Notes due Nov. 15, 2005
  (less unamortized discount of $302)
  with an effective interest rate of 6.51%            $249,698         $249,655
6.25% Notes due June 1, 2008
  (less unamortized discount of $84)
  with an effective interest rate of 6.26%             149,916          149,909
6.65% Debentures due June 1, 2028
  (less unamortized discount of $857)
  with an effective interest rate of 6.68%             199,143          199,133
Other                                                   35,746           10,591
                                                      --------         --------

Total long-term debt                                   634,503          609,288
Less current installments                                2,657            1,263
                                                      --------         --------

Long-term debt excluding current installments         $631,846         $608,025
                                                      ========         ========

Annual repayments of long-term debt in the four years following 2001 are scheduled as follows: 2002 -- $4,358,000, 2003 -- $1,455,000, 2004 --
$1,166,000, and 2005 -- $398,000.

     The notes payable shown on the balance sheets for 2000 and 1999 principally represent commercial paper. The weighted average interest rates at December 31, 2000 and 1999 were 6.4% and 5.3% respectively.

     On February 12, 2001, Dover completed its underwritten offering of $400,000,000, 6.50% Notes due February 15, 2011. The proceeds were used to reduce short-term debt.

--------------------------------------------------------------------------------
6       Capital Stock, Additional Paid - In Capital and Treasury Stock:
--------------------------------------------------------------------------------

A summary of equity activity follows:


                                         Additional        Treasury Stock
                           Common Stock   Paid-in        --------------------
(in thousands)             $1 Par Value   Capital        Shares       Amount
                             --------     --------       ------      --------
Balance at

  December 31, 1998          $235,571     $ 18,630       15,164      $309,116
Stock options exercised           590       11,701           52*        1,760
Treasury stock purchased         --           --         18,402       669,910
Stock issued                       85        2,729         --            --
                             --------     --------       ------      --------

Balance at

  December 31, 1999          $236,246     $ 33,060       33,618      $980,786
Stock options exercised           661       15,033           94*        4,007
Treasury stock purchased         --           --             49         1,868
Stock issued                       37          459         --            --

Balance at

  December 31, 2000          $236,944     $ 48,552       33,761      $986,661
                             ========     ========       ======      ========

* Shares received as consideration for exercise price.

     The Board of Directors has been authorized to issue preferred stock, in one or more series, up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue.

     During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. On November 7, 1996, the Board of Directors amended the original Plan by changing some of its features and extending the Plan to November 2006.

--------------------------------------------------------------------------------
7       Stock Option and Performance Incentive Program
        (Adjusted for stock splits):
--------------------------------------------------------------------------------

     On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 19 million shares was reserved for grants to key personnel until January 30, 1994.

     This plan expired on January 30, 1995, but certain previous grants remain outstanding at December 31, 2000.

     On April 25, 1995, the stockholders approved an incentive stock option plan and a cash performance program to replace the expired 1984 plan and program. Under the new plan, a maximum aggregate of 20 million shares was reserved for grants to key personnel until January 30, 2005. The option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant, but is not to exceed ten years.

     Transactions in stock options (all of which are non-qualified and vest three years after grant) under this plan are summarized as follows:


                                          Shares

                                       Under Option          Price Range
                                         ---------         ---------------
Outstanding at January 1, 1999           5,162,984         $ 7.43 - $35.00
  Granted                                1,312,207         $         31.00
  Exercised                               (590,272)        $ 7.43 - $23.53
  Canceled                                (161,434)        $ 8.67 - $35.00
                                         ---------         ---------------

Outstanding at December 31, 1999         5,723,485         $ 8.67 - $35.00
                                         =========         ===============

Exercisable at December 31, 1999
  through February 4, 2006               2,775,877         $ 8.67 - $23.53
                                         =========         ===============

Outstanding at January 1, 2000           5,723,485         $ 8.67 - $35.00
  Granted                                1,032,671         $39.00 - $43.00
  Exercised                               (660,524)        $ 8.67 - $24.72
  Canceled                                (119,713)        $ 8.67 - $39.00
                                         ---------         ---------------


Outstanding at December 31, 2000         5,975,919         $ 9.62 - $43.00
                                         =========         ===============

Exercisable at December 31, 2000 through:

  February 28, 2001                         71,544         $          9.62
  March 6, 2002                            149,048         $          9.67
  March 4, 2003                            189,339         $         11.43
  February 27, 2004                        286,520         $         14.88
  February 2, 2005                         804,972         $         14.22
  February 4, 2006                         656,990         $         23.53
  February 4, 2007                         768,590         $         24.72
                                         ---------         ---------------

Total                                    2,927,003         $ 9.62 - $24.72
                                         =========         ===============

     The Company applies APB Opinion 25 and related Interpretations in accounting for stock options; accordingly, no compensation cost has been recognized. Had compensation cost been determined based upon the fair value of the stock options at grant date consistent with the method in SFAS Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(in thousands except per share figures)
For the years ended December 31,       2000             1999           1998
                                    -----------     -----------     -----------
Net earnings from continuing
  operations available to
  common stockholders:
    As reported                     $   533,207     $   405,054     $   326,397
    Pro forma                           517,092         393,783         322,746
Basic earnings per share from
    continuing operations:

    As reported                     $      2.63     $      1.94     $      1.47
    Pro forma                              2.55            1.88            1.45
Diluted earnings per share from
    continuing operations:

    As reported                     $      2.61     $      1.92     $      1.45
    Pro forma                              2.53            1.87            1.44
                                    ===========     ===========     ===========

     The fair value of each option grant was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 6.91, 4.97 and

5.57 percent; dividend yield of 1.18, 1.15, and 1.16 percent; expected lives of 6 years for each year; and volatility of 22.57, 22.20, and 22.45 percent.

--------------------------------------------------------------------------------
8       EARNINGS PER SHARE:
--------------------------------------------------------------------------------

The computations of basic and diluted earnings per share from continuing operations for each year were as follows:


(in thousands except per share figures)    2000              1999              1998
                                         --------          --------          --------
Numerator:
Net earnings from continuing
  operations available to
  common stockholders:                   $533,207          $405,054          $326,397
                                         ========          ========          ========

Denominator:
Basic weighted average shares             202,971           209,063           222,793
                                         --------          --------          --------
Effect of diluted securities:
Employee stock options                      1,706             1,616             1,593
                                         --------          --------          --------
Denominator:
Diluted weighted average shares           204,677           210,679           224,386
                                         ========          ========          ========
Basic earnings per share from
  continuing operations                  $   2.63          $   1.94          $   1.47
                                         ========          ========          ========
Diluted earnings per share from
  continuing operations                  $   2.61          $   1.92          $   1.45
                                         ========          ========          ========

     There were no anti-dilutive stock options in 2000 or 1999 because the average market price was greater than the options' exercise price. In 1998 704,000 options were anti-dilutive and were excluded from the 1998 calculation of diluted weighted average shares. The diluted EPS computation was made using the treasury stock method.

--------------------------------------------------------------------------------
9       TAXES ON INCOME:
--------------------------------------------------------------------------------

Total income taxes for the years ended December 31, 2000, 1999 and 1998 were allocated as follows:


(in thousands)                            2000            1999            1998
                                       ---------       ---------       ---------
Income from continuing operations      $ 239,108       $ 209,950       $ 162,249
Income from discontinued
  operations                                --              --            29,798
Gain (loss) on sale of
  discontinued business                   (4,895)        372,395            --
Stockholders' equity, for
  compensation expense for tax
  purposes in excess of amounts
  recognized for financial
  reporting purposes                      (6,691)         (4,771)         (8,101)
                                       ---------       ---------       ---------
                                       $ 227,522       $ 577,574       $ 183,946
                                       =========       =========       =========

     Income tax expense (benefit) is made up of the following components:


(in thousands)                2000                1999                1998
                           ---------           ---------           ---------
Current:
  U.S. Federal             $ 158,700           $ 166,611           $ 107,257
  State and local              2,778               9,544               8,864
  Foreign                     59,991              51,011              45,916
                           ---------           ---------           ---------
Total current                221,469             227,166             162,037
                           ---------           ---------           ---------
Deferred

  U.S. Federal                18,351             (18,357)              4,804
  State and local              1,466                (603)               (296)
  Foreign                     (2,178)              1,744              (4,296)
                           ---------           ---------           ---------
Total deferred                17,639             (17,216)                212
                           ---------           ---------           ---------
Total expense              $ 239,108           $ 209,950           $ 162,249
                           =========           =========           =========

     Income taxes have been based on the following components of earnings before taxes on continuing income:


(in thousands)              2000                1999                1998
                          --------            --------            --------
Domestic                  $573,843            $474,667            $383,819
Foreign                    198,472             140,337             104,827
                          --------            --------            --------
                          $772,315            $615,004            $488,646
                          ========            ========            ========

     The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% follow:


                                           2000          1999          1998
                                           ----          ----          ----
U.S. Federal income tax rate               35.0%         35.0%         35.0%
State and local taxes, net of
  Federal income tax benefit                0.4           0.9           1.1
Foreign operations tax effect              (0.1)          0.6           1.0
                                           ----          ----          ----
  Subtotal                                 35.3          36.5          37.1
R&E tax credits                            (1.3)         (1.2)         (1.2)
FSC benefit                                (2.6)         (2.4)         (2.8)
Foreign tax credits                        (0.3)         (0.2)         (1.4)
Non-tax deductible items                    1.4           1.4           1.5
                                           ----          ----          ----
Recurring effective rate                   32.5          34.1          33.2
Non-recurring foreign restructuring        (1.5)         --            --
                                           ----          ----          ----
  Effective rate                           31.0%         34.1%         33.2%
                                           ====          ====          ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are:


(in thousands)                                             2000         1999
                                                         ---------    ---------
Deferred Tax Assets:
Accrued insurance                                        $   9,681    $  11,516
Accrued compensation, principally postretirement
  benefits, and compensated absences                        48,066       37,059
Accrued expenses, principally for disposition
  of businesses, interest and warranty                      12,529        9,005
Inventories, principally due to reserves for financial
  reporting purposes and capitalization for tax
  purposes                                                  16,270       17,468
Accounts receivable, principally due to allowance
  for doubtful accounts                                      5,940        5,828
Other assets                                                 2,284        2,284
                                                         ---------    ---------
Total gross deferred tax assets                             94,770       83,160
                                                         ---------    ---------
Deferred Tax Liabilities:
Accounts receivable, principally due to retainage
  and accrual acceptance on contracts                      (29,690)     (18,938)
Plant and equipment, principally due to
  differences in depreciation                              (17,276)     (12,473)
Intangible assets, principally due to different tax
  and financial reporting bases and
  amortization lives                                       (92,262)     (70,411)
Prepaid expenses, principally due to
  overfunded pension plans                                 (18,321)     (18,433)
Other liabilities                                           (4,268)      (1,706)
                                                         ---------    ---------
Total gross deferred tax liabilities                      (161,817)    (121,961)
                                                         ---------    ---------
Net deferred tax liability                                 (67,047)     (38,801)
                                                         ---------    ---------
Net current deferred tax asset                                 334       11,639
                                                         ---------    ---------
Net non-current deferred tax liability                   $ (67,381)   $ (50,440)
                                                         =========    =========

--------------------------------------------------------------------------------
10      RENTAL AND LEASE INFORMATION:
--------------------------------------------------------------------------------

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $36,109,000, $32,796,000, and $22,648,000 for 2000, 1999, and 1998, respectively. Contingent rentals under the operating leases were not significant.

     Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $121 million as of December 31, 2000 and are payable as follows (in millions): 2001 -- $28, 2002 -- $21; 2003 -- $17; 2004 -- $11, and 2005 and subsequent years -- $44.

--------------------------------------------------------------------------------
11      COMMITMENTS AND CONTINGENT LIABILITIES:
--------------------------------------------------------------------------------

A few of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal and State statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be very small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved and is anticipated to be immaterial to the Company. In addition, a few of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies, and appropriate reserves have been established.

     The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. Management and legal counsel periodically review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred, the availability and extent of insurance coverage and established reserves. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on these reviews, the disposition of the lawsuits and the other matters mentioned above will not have a material effect on financial position, results of operations or cash flows.

     The Company has certain commitments with regard to its commercial paper backup credit agreement. The ratio of consolidated EBIT to consolidated interest, measured for any four consecutive quarters, must not be less than 4 to
1. The Company's current ratio of EBIT to consolidated interest is 8.9. The Company was in compliance with restrictions on liens, guarantees and subsidiary debt at December 31, 2000.

--------------------------------------------------------------------------------
12      OPERATING RETURN ON OPERATING INVESTMENT (UNAUDITED):
--------------------------------------------------------------------------------

When companies are acquired, the Company's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.

     These asset values and charges to income are also reflected in the computation of the Company's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, the Company does not include these asset values or amortizable cost in the calculation of "After-tax Operating Return on Investment" as shown in the unaudited charts on pages 9, 13, 17, and 21. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.

--------------------------------------------------------------------------------
13      DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:
--------------------------------------------------------------------------------

The Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments. In addition, the Company believes the long-term debt approximates fair value because present long-term interest rates approximate the Company's actual interest rates.

--------------------------------------------------------------------------------
14      EMPLOYEE BENEFIT PLANS:
--------------------------------------------------------------------------------

The Company has many defined benefit and defined contribution pension plans covering substantially all employees of the Company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.

     The Company also provides, through nonqualified plans, supplemental pension payments in excess of qualified plan limits imposed by Federal tax law. These plans cover officers and certain key employees and serve to restore the combined pension amount to original benefit levels. The plans are funded from the general assets of the Company.

     The financial statements and related disclosures reflect Statement of Financial Accounting Standards No. 132 "Employers' Disclosure About Pensions and Other Postretirement Benefits", No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", and No. 87 "Employers' Accounting for Pensions", for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material.

                                                        Pension Benefits                              Other Benefits
                                           -----------------------------------------     ----------------------------------------
   (in thousands)                             2000           1999            1998            2000          1999           1998
---------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC EXPENSE
  Expected return on plan assets           $ 22,812        $ 21,455        $ 20,522        $    --        $    --        $    --
  Benefits earned during year                (8,060)         (7,680)         (7,330)          (573)          (572)          (521)
  Interest accrued on benefit obligation    (15,435)        (14,535)        (14,660)        (1,583)        (1,559)        (1,575)
  Amortization:
    Prior service cost                       (2,579)         (2,394)         (2,389)            11             11              7
    Unrecognized actuarial gains (losses)       190            (169)          4,256             20             77             82
    Transition                                1,145           1,257           1,268             --             --             --
  Settlement and curtailment gain (loss)         --             122             (65)            16             --             --
                                           --------------------------------------------------------------------------------------
  Net periodic (expense) credit            $ (1,927)       $ (1,944)       $  1,602        $(2,109)       $(2,043)       $(2,007)
=================================================================================================================================

         The funded status and resulting prepaid pension cost of U.S. defined benefit plans for the years ended December 31, 2000 and 1999 were as follows:

                                                          Pension Benefits                   Other Benefits
                                                     --------------------------        --------------------------
   (in thousands)                                       2000             1999             2000            1999
-----------------------------------------------------------------------------------------------------------------
   CHANGE IN BENEFIT OBLIGATION
   Benefit obligation at beginning of year           $ 220,375        $ 220,248        $ 23,826        $ 24,608
     Benefits earned during the year                     8,060            7,681             573             572
     Interest cost                                      15,435           14,534           1,582           1,559
     Amendments                                          1,813              235              --              (6)
     Actuarial loss (gain)                             (21,280)          (2,404)           (859)           (790)
     Settlement and curtailments                            --           (1,904)            (15)             --
     Acquisitions                                        9,652               --              --              --
     Divestitures                                      (13,704)              --          (1,370)             --
     Benefits paid                                     (20,047)         (18,015)         (1,840)         (2,117)
                                                     ------------------------------------------------------------
   Benefits obligation at end of year                  200,304          220,375          21,897          23,826
                                                     ------------------------------------------------------------
   CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of year      256,900          229,930              --              --
     Actual return on plan assets                       27,397           39,351              --              --
     Company contributions                               4,828            7,748           1,422           1,701
     Employee contributions                                 --               --             418             416
     Settlements paid                                       --           (2,114)             --              --
     Benefits paid                                     (20,047)         (18,015)         (1,840)         (2,117)
     Acquisitions                                        7,149               --              --              --
     Divestitures                                      (11,815)              --              --              --
                                                     ------------------------------------------------------------
   Fair value of plan assets at end of year            264,412          256,900              --              --
                                                     ------------------------------------------------------------
   Funded status                                        64,108           36,525         (21,897)        (23,826)
     Unrecognized actuarial (gain)                     (52,721)         (25,280)         (3,037)         (2,847)
     Unrecognized prior service cost                    29,487           30,324             (27)            (38)
     Unrecognized transition (gain)                     (6,502)          (8,368)             --              --
                                                     ------------------------------------------------------------

   Prepaid (accrued) benefit cost                    $  34,372        $  33,201        $(24,961)       $(26,711)
=================================================================================================================

         The assumptions used in determining the above were as follows: a weighted average discount rate of 7.5% (7% in 1999), an average wage increase of 5% (6% in 1999) and an expected long-term rate of return on plan assets of 9.75% (10% in 1999).

         Approximately 86% (91% in 1999) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short term investments.

         Pension cost for all world wide defined contribution and benefit plans was $31,505,000 for 2000, $25,987,000 for 1999 and $18,806,000 for 1998.

         For post retirement benefit measurement purposes a 5% to 8.75% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 2000; the rates were assumed to decrease gradually to 5% by the year 2006 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing (decreasing) the assumed health care cost trend rates by one percentage point in each year would increase (decrease) the accumulated postretirement benefit obligation as of December 31, 2000 by $1,579,000 ($1,140,000) and the net postretirement benefit cost for 2000 by approximately $193,000 ($134,000). As a result of the 1999 acquisition of Crenlo, their existing Pension Plan was merged into the Dover Pension Plan in 2000. The Davenport Pension Plan was divested from the Dover Pension Plan as a result of the sale reported in Footnote No. 2.

--------------------------------------------------------------------------------
15       INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC
         AREAS:
--------------------------------------------------------------------------------

In June 1997 the FASB issued Statements of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information", effective in 1998. The segment information on page 24 and the following information is disclosed as required by the statement:

                                                               Revenues                                   Long-lived assets
                                         --------------------------------------------------        ------------------------------
For the years ended December 31,            2000                1999                1998              2000                1999
----------------------------------------------------------------------------------------------------------------------------------
United States                            $3,249,304          $2,709,534          $2,497,770        $2,386,995          $2,045,569
Europe                                      962,545             862,156             749,824           492,256
                                                                                                                          446,286
Other Americas                              513,377             394,599             357,719            25,196              21,044
Total Asia                                  563,185             396,750             295,744            12,553               7,162
Rest of the World                           112,306              83,381              76,609               267                 317
                                         -----------------------------------------------------------------------------------------
                                         $5,400,717          $4,446,420          $3,977,666        $2,917,267          $2,520,378
                                         -----------------------------------------------------------------------------------------
U.S. Exports                             $1,288,677          $  944,973          $  840,021
==================================================================================================================================

"Revenues" are attributed to countries based on location of customer.

"Long-lived assets" are comprised of net property, plant and equipment; intangible assets, net of amortization; other intangible assets; and other assets and deferred charges.



Dover Corporation and Subsidiaries
INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and
Shareholders of Dover Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, accumulated comprehensive earnings, retained earnings and cash flows present fairly, in all material respects, the financial position of Dover Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                           /s/ PricewaterhouseCoopers LLP


New York, New York
February 2, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES:

Despite the amount spent during 2000 on the Company's acquisition program, $506 million, liquidity measures improved slightly when compared to 1999 and the Company continues to be in excellent financial condition.

         The Company's current ratio increased to 1.23 at December 31, 2000, compared with 1.21 at December 31, 1999. The quick ratio (current assets net of inventories, divided by current liabilities) increased slightly to .74 at December 31, 2000, compared with .73 at December 31, 1999.

         At December 31, 2000, the Company had bank lines of $750.0 million, which support its commercial paper. Additional bank lines of credit are available at the Company's request. The Company's commercial paper is rated A-1 by Standard & Poors and P-1 by Moody's.

         Net debt (notes payable plus long-term debt and current maturities of long-term debt less cash and equivalents and marketable securities) to total capital ratio increased to 34.5% ($1,287.6 million) at December 31, 2000, compared with 27.4% ($767.9 million) at December 31, 1999. Long-term debt maturities for the four years 2001 to 2004 aggregate $9.6 million. Management is not aware of any potential impairment to the Company's liquidity and with regard to long term debt, the Company was in compliance with all commitments and restrictions on liens, guarantees and subsidiary debt with regard to long-term debt.

         During 2000 the entire capital expenditure program ($198 million) was financed internally as it is expected to be in 2001, when the Company plans capital spending of $271 million. The Company capital spending plans for the year frequently differs from the amount that actually is spent.

         The Company had an unrecognized actuarial gain of $52.7 million at December 31, 2000 resulting from favorable stock market returns on assets net of actuarial gains and losses on pension benefit obligations of its defined benefit plans. These gains may be amortized over future periods and are not expected to have a material effect on the Company or any of its segments.

         As indicated by the Consolidated Statements of Cash Flows (page 27), net cash from operating activities increased to $554.7 million in 2000 from $466.1 million in 1999. This increase was driven primarily by a 32% increase in earnings offset by increases in accounts receivable and inventory as sales increased 21% from last year.

         Net cash used in investment activities aggregated $602.2 million in 2000 compared with $662.6 million in 1999. The change from year to year was due to decreased acquisition spending.

         Net cash from financing activities was $410.3 million in 2000 compared with net cash used in financing activities of $903.1 in 1999. The principal differences for the swing of $1,313.4 million were a) an increase of $504.6 million in long-term debt and notes payable in 2000 compared to a decrease of $147.1 million in 1999, a swing of $651.7 and b) $665.8 million decrease in the amount spent on stock repurchases. Net increase in debt was due primarily to the need to finance the $302 million tax payment in 2000 on the 1999 sale of the Dover Elevator International market segment and acquisitions.

         At December 31, 2000, the Company's net property, plant, and equipment amounted to $755.5 million compared with $646.5 million at the end of the preceding year. Intangible assets, net of amortization increased by $257.9 million during 2000 as a result of goodwill arising from acquisitions.

         The aggregate of current and deferred income tax liabilities decreased from $431.3 million at the beginning of the year to $118.2 million at year end. This decrease resulted primarily from $302 million of income taxes paid in 2000 on the sale of the Dover Elevator International segment.

         Retained earnings increased from $2.830 billion at the beginning of 2000 to $3.252 billion at December 31, 2000. The $422 million increase results from 2000 net earnings of $520 million, less cash dividends which aggregated $97 million. Stockholders' equity increased from $2.039 billion to $2.442 billion. The $403 million increase results mainly from the $422 million increase in retained earnings.

         In June 1998 the FASB issued Statement of Financial Accounting Standards No. 137 as amended in June 2000 by Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities", effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The statement is not material to the Company's financial reporting and disclosure requirements.

RESULTS OF OPERATIONS 2000:

During 2000 the Company repurchased 143,000 Dover shares, raised dividends for the 38th consecutive year, and invested $198 million in new capital equipment. The combined investment in capital equipment, acquisitions and stock repurchases was $710 million. The comparable number in 1999 was $1,401 million.

         Stand-alone acquisitions in 2000--those companies which report directly to one of our independent subsidiary CEOs--included Triton Systems, a producer of off-premise automated teller machines and related software, now part of Dover Industries--and OK International, a manufacturer of hand tools and consumable products focused on the circuit board manufacturer workbench and part of Dover Technologies.

         The 21 add-on companies, acquired in 2000, accounted for $245 million of the Companies total 2000 acquisition investment. Since the Company began its more aggressive approach to add-on acquisitions in 1994, it has completed 84 add-ons through the end of 2000, representing an expenditure of $1,132 million. All four of Dover's business segments reported record sales and three had record earnings. The results, although not quite as dramatic as in the previous year, were: sales $5.4 billion, up 21%; net earnings from continuing operations, $526.6 million, up 31%; earnings per share $2.57 up 35%; return on average equity 23.5%, up one and eight tenths of a point.

         Dover Technologies sales increased 44% to $2100.0 million, and segment earnings increased 73% to $392.0 million. Dover Industries sales increased 9% to $1245.6 million and segment earnings increased 11% to $199.7 million. Dover Diversified's sales increased 10% to $1,175.5 million and segment earnings increased 10% to $167.9 million. Dover Resources sales increased 14% to $887.0 million and segment earnings increased 11% to $119.0 million.

         Results of segment operations are explained in detail in the operations review, pages 6 through 21.

1999 COMPARED WITH 1998:

During 1999 the Company repurchased 18 million Dover shares, raised dividends for the 37th consecutive year, and invested $130 million in new capital equipment. The combined investment in capital equipment, acquisitions and stock repurchases was $1,401 million. The comparable number in 1998 was $788 million.

         Stand-alone acquisitions in 1999--those companies which report directly to one of our independent subsidiary CEOs--included Graphics Microsystems, a manufacturer of closed-loop color control systems and digital remote link control systems for web, sheet-fed and specialty printing presses, Somero Enterprises, a producer of laser controlled concrete floor spreading equipment, and Crenlo Inc., a manufacturer of operator cabs for the construction machinery and agricultural equipment markets.

         The 15 add-on companies, acquired in 1999, accounted for $294 million of the Companies total 1999 acquisition investment. Since the Company began its more aggressive approach to add-on acquisitions in 1994, it has completed 63 add-ons through the end of 1999, representing an expenditure of $887 million.

DOVER TECHNOLOGIES

A second-half recovery in the electronics industry fueled a 55% gain in segment earnings in 1999 on a 20% sales improvement. Operational profits rose from $178 million in 1998 to $261 million, with all three areas--Circuit Board Assembly and Test (CBAT), Specialty Electronic Components (SEC), and Marking--setting records. Earnings margins improved, and after-tax operating return on investment rose sharply to 40%, a few points higher than the Dover Corporation's average of 37%.

         The first half of 1999 saw a continuation of the low activity levels experienced in 1998. Orders turned sharply upward beginning in June, and then set a six-month record in the second half. In the second half of 1999, CBAT earned substantially more than in any prior six-month period, 20% ahead of its previous six best consecutive months (achieved in the record 1997 calendar year).

         Universal Instruments, which is the largest of the four CBAT companies, experienced a huge change in operating rates between the first and second halves. Universal's new FlexJet surface mount assembly machine was "best-in-class" for flexible, fine pitch assembly applications and helped Universal increase its leadership position in this segment of its market. However, the FlexJet only narrowly expanded Universal's competitive capabilities within the high-speed chip placement market.

         The acquisition of Alphasem at the beginning of 1999 proved timely and technologically rewarding. Universal and Alphasem are both well-recognized for production equipment used in the assembly of "chip-on-board" products, which is expanding both in the "back end" of semiconductor production (Alphasem's focus) and in circuit board assembly equipment for the on-board placement of advanced semiconductor packages (the focus at Universal).

         DEK Printing Machines had a record year, both for shipments and earnings, and made important progress toward rationalizing its product range. Vitronics Soltec also gained in its soldering equipment product line with record earnings.

         Everett Charles Technologies (ECT) also set an earnings record, enhanced by the success of its aggressive add-on acquisition program. Its two German test equipment companies and most recent U.S. fixtures manufacturer acquisitions were strong performers. The U.S. test equipment market was slow in 1999, as the printed circuit board fabricators tightened capital spending.

         From it origins as primarily an aerospace and defense electronics business, the SEC group has evolved into a successful participant in products that serve the much larger and faster-growing telecom and datacom markets. Its key product lines of oscillators, filters, transformers and specialty capacitors are integral to many wireless and hard-wired communications systems. Key customers include Lucent, Motorola, Cisco and QualComm. Quadrant Technologies set sales and earnings records by substantial margins as a result of strong demand for its oscillators, which are used as timing devices in transmission and switching equipment. Novacap's focus on highly engineered, high voltage ceramic capacitors produced its fifth consecutive year of record sales and profits. Similar programs have been put in place at K&L Microwave.

DOVER INDUSTRIES

The Industries segment achieved record profits of $180 million in 1999, (up 16%), with the majority of this year-over-year growth coming from companies owned at the beginning of 1999. Heil Environmental was the star performer, as a strong market and improved market share resulted in a gain of more than 20% in sales and an even stronger gain in profits. Most of Industries' 12 ongoing companies, in 1999, achieved higher sales, with only three declines, each less than 3%. Operational profit margins and after-tax operating return in investment were each up one point, to 18% and 39%, respectively.

         The five largest earners in 1999--Heil Environmental, Heil Trailer, Rotary Lift, Tipper Tie and DovaTech--combined to earn 60% of Industries' $203 million of operational profits on a similar percentage of sales. Heil Environmental became the fifth largest earner in Dover Corporation, setting records for sales, earnings, margins and bookings. The decision by major waste haulers to update their garbage truck fleets after several years of neglect, the award of a delayed procurement contract by one major city, and the success of Heil's efforts to expand its distribution capabilities, were important factors underpinning its 1999 gains. The manufacturing ramp-up required to meet customer demand produced record shipments in the fourth quarter, up 34% from prior year.

         Heil Trailer, the star performer in 1998, matched its record profits, as cost control and productivity improvement kept margins steady, despite a small drop in sales. The company continued to increase its production capacity in the U.S. and made further investments in wholly owned facilities in the U.K., Argentina and Thailand.

         Rotary Lift set records for sales and profits, primarily through the acquisition of the Advantage product line (parallelogram lifts) to expand its heavy duty product range, and of Forward Manufacturing, whose proprietary two-post lift design reaches end-users through a distinct and different distribution channel.

         Tipper Tie's sales and earnings were essentially flat, as modest improvements in the U.S. were offset by weakness in Europe. Purchases by customers in East European countries and Russia declined and sales into the former Yugoslavia declined even more. Reported profits were also adversely affected by the decline of the Euro, relative to the dollar.

         DovaTech's record sales and earnings resulted primarily from the full-year effect of its 1998 acquisition of Koolant Koolers and part-year results from Lee Laser, acquired in mid-1999. Growth in traditional MIG and TIG welding guns proved elusive because of worldwide softness in markets for industrial production equipment.

         Texas Hydraulics achieved a 30% increase in earnings on only an 8% gain in sales, primarily as a result of cost reduction and production-methods rationalization. These initiatives improved margins to historical levels after a disappointment in 1998.

         Marathon also benefited from the strong solid waste market, with double-digit sales and earnings gains. Marathon has a broader customer base and a less cyclical market than Heil Environmental.

         PDQ completed its first full year as a Dover company in impressive fashion, with double-digit gains in sales and earnings on top of its own full-year 1998 record. PDQ's touchless car washing systems continued to be best-in-class, with an increasing share of the U.S. car washing market.

         Somero, acquired in mid-1999, improved its year-over-year financial results by more than 20%.

         Both Groen and Randell achieved higher sales and profits, with a combined income gain of 11% on a smaller sales gain. The food equipment market has not been particularly strong and has been roiled by mergers. Groen and Randell concentrated on keeping their best-in-class status within their own product niches and continued to offer superior quality, service and innovation to their appreciative customers.

         Chief Automotive had lower profits on flat sales. New computerized measuring systems introduced late in the year were well received by the market.

         Davenport continued to suffer from a weak market and from difficulty in developing new machine tool products. This company was sold in January, 2000.

DOVER DIVERSIFIED

         Dover Diversified achieved its eighth straight year of profit increases, as segment profits advanced 6% to $152 million and sales exceeded $1 billion for the first time.

         Both A-C Compressor and Belvac experienced declines in sales and profits. Bookings at A-C Compressor for its oil-free and centrifugal gas compressors during 1998 had decreased as a result of the slowdown in the petrochemical industry, leaving A-C with a low backlog at the start of 1999. Belvac also began 1999 with a low backlog, but its performance fell even further below 1998 than expected as a result of continued cancellation or delay of capital investments by can-makers. This cut Belvac's sales in half in 1999 and required significant work force reductions and restructuring in the third quarter. All of Belvac's modest profits for the year were achieved in the fourth quarter. Tranter had a smaller overall decline in earnings concentrated in domestic results for its plate and frame and Platecoil(TM) product lines, reflecting weakness in spending for industrial process equipment. The combined operating profit decline from these three businesses was approximately $23 million. New order input at all three companies improved in the fourth quarter as Belvac and A-C Compressor enjoyed year-over-year bookings gains of more than 50%.

         Sargent Controls achieved strong internal growth, primarily from gains in its submarine controls business, which is closely tied to engineering contracts and production releases for the Navy's SSN program. Profits for its aerospace hydraulic controls and specialty bearings also improved. Hill Phoenix continued its pattern of strong earnings improvement, setting both sales and profit records and establishing itself as the clear No. 2 company within the supermarket refrigeration and display case industry. Hill Phoenix acquired a new production facility in Brazil, opened a new branch operations center in the southeastern U.S. and added walk-in coolers to its refrigeration product line. Mark Andy's strong performance reflected major internal production cycle time improvements that reduced costs while boosting sales in its very competitive market. Waukesha Bearings achieved significant gains within its "large industrial bearings" product line as a result of an increase in market share and strong growth in the demand for power generation turbines. Langbein & Engelbracht (L&E) also improved profits sharply. SWF also made earnings progress as a result of product line additions and strong gains at its Sanger operation in the production of corrugated box-forming equipment. The total internal growth from these specialty markets improved Diversified's profits by approximately $18 million.

         Diversified added three new stand-alone companies during the year, spending $261 million, and four add-ons, involving $76 million. Crenlo was Dover's largest acquisition in 1999. It is the leading independent supplier of farm tractor and construction equipment cabs, with a customer list that includes Caterpillar, John Deere and Case-New Holland. Crenlo is also a growing factor in the design and fabrication of metal enclosures for sophisticated electronic products. Van Dam makes equipment used to decorate large cylindrical cups, such as the stadium cup with which football and baseball fans are well acquainted. Graphics Microsystems specializes in software systems used in printing, particularly in color processes. The add-ons were Hydratight (U.K.), which joined Waukesha, J. E. Piston, which joined Wiseco, and two smaller companies. These acquisitions contributed approximately $14 million to segment profits.

DOVER RESOURCES

         The Resources segment's growth trend halted in 1999 after six years, during which time profits doubled. The $18 million (14%) decline in segment earnings was caused by weakness in the chemical and process industries, and by large profit drops at four companies that had set records in 1998.

         After setting individual profit records in 1998 ($65 million of combined earnings), OPW Fueling Components Group, OPW Fluid Transfer Group, Ronningen-Petter and Duncan Parking Systems experienced major declines in their markets, each for different reasons. Profits at each of these companies fell more than 20%, and they finished the year with combined profits of only $36 million. The decline at OPW Fueling Components was expected, resulting from the year-end 1998 deadline for compliance with EPA regulations on underground storage of petroleum. The fall-off at OPW Fluid Transfer Group reflected a downturn in railroad tank car production, for which Midland supplies valves (a consequence of weakness in the chemicals industry), and a drop in purchases of transfer and process equipment from Civacon/Knappco and OPW Engineered Systems (also related to chemicals). Declines at these two companies were exacerbated by a month-long strike at two important facilities and the closure of one of these to reduce costs.

         At Ronningen-Petter (filters for paper-making and petroleum refining) and Duncan (parking meters and systems), markets fell sharply, more resembling a depression than a downturn. Profits at each of these companies declined substantially.

         The demand for equipment used to produce oil and gas increased sharply in the second half of 1999, after collapsing in the prior year. Effective downsizing kept the Petroleum Equipment Group profitable throughout the downturn, but left it scrambling to keep up with demand as the year progressed. Production and profit rates were at strong levels at year-end. Quartzdyne, which also participates in this market, saw some recovery during the latter part of the year, but well short of the record level of 1997 and of 1998.

         Wilden, Blackmer, C. Lee Cook and Wittemann each devote significant portions of their product lines to chemical, process and energy markets, which were soft during most of 1999. In this difficult environment, two companies achieved modest earnings gains, while two had modest declines, with combined profits about equal to 1998. As a group, these companies achieved sales of approximately $225 million, with average margins in the high teens, except at Wittemann, which continued near break-even levels in a very depressed market.

         Despite lower sales, De-Sta-Co Manufacturing improved its profits as a result of internal improvement in its automotive manifold business. Additionally, sales of compressor valves remained strong and the company moved forward with a new plant in the U.K. to support automotive customers' higher level of air conditioning compressor production outside North America. Hydro Systems had a strong year as its markets for cleaning fluid metering devices showed good growth and Nova Controls, acquired during 1998, contributed for a full year. De-Sta-Co Industries improved sales modestly with flat profits as its expanded range of industrial automation equipment more than offset a slowdown in demand for automotive tooling and clamping systems. Tulsa Winch's earnings were off slightly as increased OEM applications and one month's results of newly acquired Dp Manufacturing could not offset a decline in oilfield winch sales and the cost of a move to new facilities.

Dover Corporation and Subsidiaries
11-YEAR CONSOLIDATED SUMMARY OF SELECTED
FINANCIAL DATA FOR CONTINUING OPERATIONS

SUMMARY OF OPERATIONS (in thousands except per share figures)          2000              1999             1998             1997
---------------------------------------------------------------------------------------------------------------------------------
      Net sales                                                     $5,400,717        4,446,420        3,977,666        3,669,568
      Cost of sales                                                  3,433,495        2,837,960        2,551,381        2,342,268
      Selling and administrative expenses                            1,124,012          973,049          894,325          807,793
      Interest expense                                                  97,538           53,401           60,746           46,163
      Other income, net                                                 26,643           32,994           17,432           18,930
      Earnings before taxes                                            772,315          615,004          488,646          492,274
      Income taxes                                                     239,108          209,950          162,249          167,360
                                                                    -------------------------------------------------------------
      Net earnings                                                  $  533,207          405,054          326,397          324,914
      % of sales                                                           9.9%             9.1%             8.2%             8.9%
      Return on average equity                                            23.5%            21.7%            20.5%            23.2%
                                                                    -------------------------------------------------------------
      EPS per diluted common share:
        Net earnings before discontinued                            $     2.57             1.90             1.45             1.43
        Goodwill write-offs (net of tax)                                  0.20              .15              .12              .10
                                                                    -------------------------------------------------------------
        Net earnings before discontinued & goodwill                       2.77             2.05             1.57             1.53
        Other acquisition write-offs (net of tax)                         0.17              .14              .12              .17
                                                                    -------------------------------------------------------------
        Net earnings before acquisition write-offs                  $     2.94             2.19             1.69             1.70
                                                                    =============================================================
        Net earnings including dispositions                         $     2.54             4.41             1.69             1.79
        EBITACQ                                                     $     4.62             3.44             2.71             2.70
        Weighted average number of shares                              204,677          210,679          224,386          226,815
      Dividends per common share                                    $      .48              .44              .40              .36
                                                                    -------------------------------------------------------------
      Book value per common share                                   $    12.02            10.06             7.56             6.84
      Depreciation and amortization                                 $  203,384          183,244          167,687          155,204
      Capital expenditures                                          $  197,768          130,112          125,730          122,082
      Acquisitions                                                  $  506,251          599,171          556,019          261,460
      Cash flow                                                     $  736,591          588,298          494,084          480,118
      Number of employees                                               29,489           26,584           23,314           21,814
   Financial position at December 31
=================================================================================================================================
      Working capital                                               $  370,209          285,076          314,777          292,195
      Net property, plant and equipment                             $  755,548          646,475          571,963          522,344
      Total assets                                                  $4,892,116        4,131,940        3,382,393        2,898,971
      Total debt                                                    $1,474,383          905,925        1,043,679          698,747
      Common stockholders' equity                                   $2,441,575        2,038,756        1,910,884        1,703,584
      Common shares outstanding                                        203,184          202,629          220,407          222,596
      Closing common stock price per share                          $    40.56            45.38            36.63            36.13
=================================================================================================================================

"Summary of Operations" represents results from continuing operations; excludes disposition of Dover Elevator International market segment. See Notes to Consolidated Financial Statements.

"Return on average equity", "Net earnings before discontinued", "Net earnings before discontinued & goodwill", "Net earnings before acquisition write-offs" and "EBITACQ" for 2000, 1999 and 1996 excludes gain from sale of businesses (Note 2).

"Net earnings before acquisitions write-offs" is equal to net earnings before acquisition write-offs from continuing operations per weighted #average diluted common share.


EARNINGS PER SHARE GROWTH (AVERAGE ANNUAL RATE)
FOR 10-YEAR PERIODS ENDING 12/31 OF EACH YEAR SHOWN

    YEAR         DOVER      S & P
    ----         -----     -------
      91         0.051           0
      92         0.061        0.04
      93         0.098       0.045
      94         0.097       0.065
      95         0.133       0.090
      96*        0.172       0.099
      97*        0.152       0.091
      98         0.119       0.065
      99*        0.128       0.070
      00*        0.149       0.085

*Excluding gains on sale of business in 2000, 1999, 1997 and 1996


DOVER LONG TERM INVESTMENT (IN $ MILLIONS)

                  CAPITAL
    YEAR       EXPENDITURES       STOCK REPURCHASES     ACQUISITIONS
    ----       ------------       -----------------     ------------
      91            37                    39                3
      92            37                    85              101
      93            39                     2              312
      94            73                    30              185
      95            92                     8              323
      96           114                    63              282
      97           122                    86              261
      98           126                   106              556
      99           130                   672              599
      00           198                     6              506

          1996             1995            1994              1993             1992             1991             1990
----------------------------------------------------------------------------------------------------------------------
       3,215,573        2,924,361        2,291,972        1,706,220        1,480,481        1,404,386        1,379,756
       2,076,921        1,936,944        1,527,442        1,129,127          998,587          976,001          908,925
         686,101          599,170          483,414          378,505          339,502          321,644          312,635
          41,663           39,586           36,083           21,717           19,257           22,366           29,650
          91,221           35,603           23,998           13,753           15,090           61,501           17,691
         502,109          384,264          269,030          190,625          138,225          145,877          146,237
         165,590          126,696           90,185           66,153           46,851           52,559           50,740
----------------------------------------------------------------------------------------------------------------------
         336,519          257,568          178,845          124,472           91,374           93,318           95,497
            10.5%             8.8%             7.8%             7.3%             6.2%             6.6%             6.9%
            24.7%            27.9%            24.4%            20.8%            16.4%            16.7%            17.8%
----------------------------------------------------------------------------------------------------------------------

            1.24             1.13              .78              .54              .39              .39              .39
             .07              .06              .06              .04              .03              .04              .02
----------------------------------------------------------------------------------------------------------------------
            1.31             1.19              .84              .58              .42              .43              .41
             .09              .10              .08              .07              .07              .07              .05
----------------------------------------------------------------------------------------------------------------------
            1.40             1.29              .92              .65              .49              .50              .46
======================================================================================================================
            1.69             1.22              .88              .69              .56              .54              .64
            2.16             1.99             1.44             1.00              .75              .80              .74
         230,518          227,815          228,740          228,441          231,953          239,000          244,675
             .32              .28              .25              .23              .22              .21              .19
----------------------------------------------------------------------------------------------------------------------
            5.71             4.56             3.56             2.88             2.37             2.44             2.25
         110,484           92,186           81,316           62,921           63,773           71,000           64,839
         113,679           91,719           72,709           39,420           37,304           36,671           32,931
         281,711          323,291          185,324          312,480          100,961            3,315           85,634
         447,003          349,754          260,161          187,393          155,147          164,319          160,336
          19,213           18,337           15,512           12,941           11,235           11,008           11,567

======================================================================================================================
         237,429          209,850          280,797          217,808          111,962          198,869          129,261
         454,144          384,981          292,698          235,310          201,046          193,655          209,862
       2,602,841        2,303,777        1,721,492        1,406,287        1,051,506          980,104        1,091,599
         745,360          675,580          517,647          427,182          225,001          135,319          282,109
       1,489,703        1,227,706        1,011,230          883,240          810,026          828,277          787,787
         225,060          227,340          226,920          228,652          228,340          235,912          239,884
           25.50            18.44            12.91            15.19            11.47            10.44             9.94
======================================================================================================================

"EBITACQ" is equal to earnings before taxes, net interest and acquisition write-offs from continuing operations per weighted average diluted common share.

"Cash flow" represents net earnings plus depreciation and amortization.

"Net earnings including dispositions" includes the discontinued operations of the elevator market segment and gains/losses on sale of businesses (Note 2).

Adjusted, where applicable, to give retroactive effect to the 2 for 1 stock splits in 1995 and 1997.


FREE CASH FLOW (IN MILLIONS)(a)

       YEAR            FREE CASH FLOW
       ----            --------------
       1991                 $101
         92                 $ 74
         93                 $ 86
         94                 $179
         95                 $172
         96                 $250
         97                 $332
         98                 $289
         99                 $272
         00                 $290

(a) Free cash flow is operating cash generated after funding capital expenditures, working capital and dividends, but excluding acquisitions, net proceeds from dispositions and stock repurchases.

*Excluding sale of businesses in 2000, 1999 and 1996.



FREE CASH FLOW AS A PERCENTAGE OF SALES (IN PERCENT)(a)

    YEAR           ANNUAL      THREE YEAR MOVING AVERAGE
    ----           ------      -------------------------
    1991            7.2%              8.8%
     92             5.0%              6.8%
     93             5.0%              5.7%
     94             7.8%              5.9%
     95             5.9%              6.2%
     96             7.8%              7.1%
     97             9.0%              7.6%
     98             7.3%              8.0%
     99             6.1%              7.5%
     00             5.4%              6.3%

(a) Free cash flow is operating cash generated after fund working capital, and dividends but excluding acquisitions dispositions and stock repurchases.

*Excluding sale of businesses in 2000, 1999 and 1996.

Dover Corporation and Subsidiaries
DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

DAVID H. BENSON+
Chairman, Charter European
Trust PLC.

JEAN-PIERRE M. ERGAS*(N)
Chairman and
Chief Executive Officer,
BWAY Corporation

RODERICK J. FLEMING+
Managing Partner, Fleming
Family & Partners.

KRISTIANE C. GRAHAM(N)
Private Investor

JAMES L. KOLEY+*
Chairman, Koley
Jessen, P.C.

RICHARD K. LOCHRIDGE(N)
President,
Lochridge & Company, Inc.

THOMAS L. REECE*

GARY L. ROUBOS+*
Director of various
corporations and former
Chairman of the Board of Dover

MICHAEL B. STUBBS
Private Investor


OFFICERS

THOMAS L. REECE
Chairman, President, and
Chief Executive Officer

DAVID S. SMITH
Vice President, Finance & Chief
Financial Officer

ROBERT G. KUHBACH
Vice President,
General Counsel
and Secretary

ROBERT A. TYRE
Vice President,
Corporate Development

GEORGE F. MESEROLE
Vice President,Controller

CHARLES R. GOULDING
Vice President, Tax

DOVER TECHNOLOGIES
INTERNATIONAL, INC.
JOHN E. POMEROY
President and Chief
Executive Officer

DOVER
INDUSTRIES, INC.
LEWIS E. BURNS
President and Chief
Executive Officer

DOVER
DIVERSIFIED, INC.
JERRY W. YOCHUM
President and Chief
Executive Officer

DOVER
RESOURCES, INC.
RUDOLF J. HERRMANN
President and Chief
Executive Officer

 *  Members of Executive Committee
 +  Members of Audit Committee
(N) Members of Compensation Committee

Dover Corporation and Subsidiaries
QUARTERLY DATA

   (unaudited) (in thousands except per share figures)

                                                                                       Common Stock
                                                                               Cash Dividends and Market Prices
                                                                              ----------------------------------
                                                              Per Share          Market Prices
             Net            Gross           Net          -----------------                            Dividends
Quarter     Sales          Profit         Earnings       Basic      Diluted     High        Low       Per Share
----------------------------------------------------------------------------------------------------------------
2000
First     $1,251,283     $  457,139       $117,319       $ .58       $ .57     $48.75      $36.06       $.115
Second     1,379,260        507,421        136,733         .67         .67      54.38       40.25        .115
Third      1,390,486        514,243        144,462         .71         .71      51.56       40.69        .125
Fourth     1,379,688        488,419        134,693         .67         .66      47.50       34.13        .125
          ----------------------------------------------------------------                              -----
          $5,400,717     $1,967,222       $533,207       $2.63       $2.61                              $ .48
          ===================================================================================================

1999
First     $  969,755       $342,873       $ 69,220       $ .32       $ .32     $37.69      $29.31       $.105
Second     1,077,850        390,145         93,310         .44         .44      40.88       32.00        .105
Third      1,150,531        415,967        121,535         .58         .58      42.88       36.13        .115
Fourth     1,248,284        459,475        120,989         .60         .58      47.94       37.25        .115
          ----------------------------------------------------------------                              -----
          $4,446,420     $1,608,460       $405,054       $1.94       $1.92                              $ .44
=============================================================================================================

"Net Earnings" and "Per Share" data reflect continuing operations--See Note 2.

"Market Prices"--As reported in the Wall Street Journal.

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STOCKHOLDER INFORMATION

TRANSFER AGENT/REGISTRAR:

MELLON INVESTOR SERVICES
Ridgefield Park, New Jersey

Requests concerning stockholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099 are most efficiently answered by corresponding directly with Mellon Investor Services at the following addresses:

SERVICES

REGULAR MAIL
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ
07606-1915
Phone (888) 567-8341

REGISTERED OR
OVERNIGHT MAIL
Mellon Investor Services
85 Challenger Road
Ridgefield, NJ 07660
Phone (888) 567-8341

Dover common stock is listed on the New York Stock Exchange with symbol DOV. The common stock is also listed on The London Stock Exchange.

INDEPENDENT ACCOUNTANTS:
PricewaterhouseCoopers LLP
New York, New York

EXECUTIVE OFFICES:
DOVER CORPORATION
280 Park Avenue
New York, New York
10017-1292
(212) 922-1640
Internet:
www.dovercorporation.com

Design: RWI (rwidesign.com)
Copy: Holcomb Associates
Printing: L.P. Thebault
Printed on recycled paper

[DOVER LOGO]

DOVER CORPORATION
280 Park Avenue
New York, NY 10017-1292
www.dovercorporation.com


[GRAPHIC OF PHOTOGRAPHIC COLLAGE]